Exhibit 99.1

MANAGEMENT’S

DISCUSSION AND ANALYSIS

For the three and nine months ended June 30, 2020

and 2019

July 29, 2020

Basis of Presentation

This Management’s Discussion and Analysis of the Financial Position and Results of Operations (MD&A) is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.

Throughout this document, CGI Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the interim condensed consolidated financial statements and the notes thereto for the three and nine months ended June 30, 2020 and 2019. CGI’s accounting policies are in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All dollar amounts are in Canadian dollars unless otherwise noted.

Materiality of Disclosures

This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

Forward-Looking Statements

This MD&A contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of the Company, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, external risks (such as pandemics) and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to attract and retain qualified employees, to develop and expand our services, to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, foreign exchange risks, income tax laws, our ability to negotiate favourable contractual terms, to deliver our services and to collect receivables, and the reputational and financial risks attendant to cybersecurity breaches and other incidents; as well as other risks identified or incorporated by reference in this MD&A and in other documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR at www.sedar.com) and the U.S.

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Securities and Exchange Commission (on EDGAR at www.sec.gov). For a discussion of risks in response to the coronavirus (COVID-19) pandemic, see Pandemic Risks in section 8.1.1. of the present document. Unless otherwise stated, the forward-looking information and statements contained in this MD&A are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this MD&A, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in section 8 -Risk Environment, which is incorporated by reference in this cautionary statement. We also caution readers that the risks described in the previously mentioned section and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

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Non-GAAP and Key Performance Measures

The reader should note that the Company reports its financial results in accordance with IFRS. However, we use a combination of financial measures, ratios, and non-GAAP measures to assess the Company’s performance. The non-GAAP measures used in this MD&A do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.

The table below summarizes our non-GAAP measures and most relevant key performance measures:

Profitability

•  Adjusted EBIT (non-GAAP) – is a measure of earnings excluding acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense. Management believes this measure is useful to investors as it best reflects the performance of its activities and allows for better comparability from period to period as well as to trend analysis. A reconciliation of the adjusted EBIT to its closest IFRS measure can be found in section 3.7. of the present document.

•  Adjusted EBIT margin (non-GAAP) is obtained by dividing our adjusted EBIT by our revenues. Management believes this measure is useful to investors as it best reflects the performance of its activities and allows for better comparability from period to period as well as to trend analysis. A reconciliation of the adjusted EBIT to its closest IFRS measure can be found in section 3.7. of the present document.

• Net earnings – is a measure of earnings generated for shareholders.

•  Net earnings margin (non-GAAP) is obtained by dividing our net earnings by our revenues. Management believes a percentage of revenue measure is meaningful for better comparability from period to period.

• Diluted earnings per share (diluted EPS) – is a measure of earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised.

•  Net earnings excluding specific items (non-GAAP) – is a measure of net earnings excluding acquisition-related and integration costs, restructuring costs and tax adjustments. Management believes this measure is useful to investors as it best reflects the Company’s performance and allows for better comparability from period to period. A reconciliation of the net earnings excluding specific items to its closest IFRS measure can be found in section 3.8.3. of the present document.

•  Net earnings margin excluding specific items (non-GAAP) is obtained by dividing our net earnings excluding specific items by our revenues. Management believes this measure is useful to investors as it best reflects the Company’s performance and allows for better comparability from period to period. A reconciliation of the net earnings excluding specific items to its closest IFRS measure can be found in section 3.8.3. of the present document.

•  Diluted earnings per share excluding specific items (non-GAAP) – is defined as the net earnings excluding specific items on a per share basis. Management believes that this measure is useful to investors as it best reflects the Company’s performance on a per share basis and allows for better comparability from period to period. The diluted earnings per share reported in accordance with IFRS can be found in section 3.8. of the present document while the basic and diluted earnings per share excluding specific items can be found in section 3.8.3. of the present document.

Liquidity

•  Cash provided by operating activities – is a measure of cash generated from managing our day-to-day business operations. Management believes strong operating cash flow is indicative of financial flexibility, allowing us to execute the Company’s strategy.

•  Days sales outstanding (DSO) (non-GAAP) – is the average number of days needed to convert our trade receivables and work in progress into cash. DSO is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by our most recent quarter’s revenue over 90 days. Management tracks this metric closely to ensure timely collection and healthy liquidity. Management believes this measure is useful to investors as it demonstrates the Company’s ability to timely convert its trade receivables and work in progress into cash.

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Growth

•  Constant currency growth (non-GAAP) – is a measure of revenue growth before foreign currency translation impacts. This growth is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Management believes that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance and that this measure is useful to investors for the same reason.

•  Backlog (non-GAAP) – includes new contract wins, extensions and renewals (bookings (non-GAAP)), adjusted for the backlog consumed during the period as a result of client work performed and adjustments related to the volume, cancellation and the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change. Management tracks this measure as it is a key indicator of management’s best estimate of contracted revenue to be realized in the future and believes that this measure is useful to investors for the same reason.

•  Book-to-bill ratio (non-GAAP) – is a measure of the proportion of the value of our bookings to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time and management believes that this measure is useful to investors for the same reason. Management’s objective is to maintain a target ratio greater than 100% over a trailing twelve-month period. Management believes that monitoring the Company’s bookings over a longer period is a more representative measure as the services and contract type, size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure

•  Net debt (non-GAAP) – is obtained by subtracting from our debt and lease liabilities, our cash and cash equivalents, short-term investments, long-term investments and adjusting for fair value of foreign currency derivative financial instruments related to debt. Management uses the net debt metric to monitor the Company’s financial leverage and believes that this metric is useful to investors as it provides insight into its financial strength. A reconciliation of net debt to its closest IFRS measure can be found in section 4.5. of the present document.

•  Net debt to capitalization ratio (non-GAAP) – is a measure of our level of financial leverage and is obtained by dividing the net debt by the sum of shareholder’s equity and debt. Management uses the net debt to capitalization ratio to monitor the proportion of debt versus capital used to finance the Company’s operations and to assess its financial strength. Management believes that this metric is useful to investors for the same reasons.

•  Return on equity (ROE) (non-GAAP) – is a measure of the rate of return on the ownership interest of our shareholders and is calculated as the proportion of net earnings for the last 12 months over the last four quarters’ average shareholder’s equity. Management looks at ROE to measure its efficiency at generating net earnings for the Company’s shareholders and how well the Company uses the invested funds to generate net earnings growth and believes that this measure is useful to investors for the same reasons.

•  Return on invested capital (ROIC) (non-GAAP) – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments and is calculated as the proportion of the net earnings excluding net finance costs after-tax for the last 12 months, over the last four quarters’ average invested capital, which is defined as the sum of shareholder’s’ equity and net debt. Management examines this ratio to assess how well it is using its funds to generate returns and believes that this measure is useful to investors for the same reason.

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Change in Reporting Segments

Effective October 1, 2019, the Company realigned its management structure, resulting primarily in the creation of two new operating segments, namely Scandinavia (Sweden, Denmark and Norway) and Finland, Poland and Baltics, collectively formerly known as Northern Europe in the prior fiscal year. As a result, the Company is now managed through nine operating segments, namely: Western and Southern Europe (primarily France, Portugal and Belgium); United States (U.S.) Commercial and State Government; Canada; U.S. Federal; United Kingdom (U.K.) and Australia; Central and Eastern Europe (primarily Germany and Netherlands); Scandinavia; Finland, Poland and Baltics; and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific). This realignment of management structure also included, to a lesser extent, transfers of some lines of business between our operating segments. The Company has retrospectively revised the segmented information for the comparative period to conform to the new segmented information structure. Please refer to sections 3.4. and 3.6. of the present document and to note 9 of our interim condensed consolidated financial statements for additional information on our segments.

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MD&A Objectives and Contents

In this document, we:

•	Provide a narrative explanation of the interim condensed consolidated financial statements through the eyes of management;

•	Provide the context within which the interim condensed consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance may be indicative of future performance.

In order to achieve these objectives, this MD&A is presented in the following main sections:

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5.	Changes in Accounting Policies	A summary of the accounting standard changes.		37

6.	Critical Accounting Estimates	A discussion of the critical accounting estimates made in the preparation of the interim condensed consolidated financial statements.		39

7.	Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.		42

8.	Risk Environment	8.1.	Risks and Uncertainties	44

		8.2.	Legal Proceedings	53

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1.	Corporate Overview

1.1. ABOUT CGI

Founded in 1976 and headquartered in Montréal, Canada, CGI is among the largest information technology (IT) and business consulting services firms in the world. CGI delivers an end-to-end portfolio of capabilities, including strategic IT and business consulting, systems integration, intellectual property and managed IT and business process services. The Company employs approximately 77,500 consultants and professionals worldwide, whom are called members as they are also owners.

End-to-end services and solutions

CGI delivers end-to-end services that cover the full spectrum of technology delivery; from digital strategy and architecture to solution design, development, integration, implementation, and operations. Our portfolio encompasses:

•

High-end IT services and business consulting and systems integration: CGI helps clients define their digital strategy and roadmap, adopting an agile, iterative approach that facilitates innovation, connection and optimization of mission-critical systems to deliver enterprise-wide change.

•

Managed IT and business process services: Our clients entrust us with full or partial responsibility for their IT and business functions to improve how they operate and transform their business. In return, we deliver innovation, significant efficiency gains, and cost savings. Typical services in an end-to-end engagement include: application development, integration and maintenance; technology infrastructure management; and business process services, such as in collections and payroll management. Managed IT and business process services contracts are long-term in nature, with a typical duration greater than five years, allowing our clients to reinvest savings, alongside CGI, in their digital transformations.

•

Intellectual property (IP): Our IP portfolio includes approximately 175 business solutions, some of which are cross-industry solutions. Most IP has been co-innovated with clients and act as business accelerators for the industries we serve. These include business solutions encompassing commercial software embedded with our end-to-end-services, and digital enablers such as methodologies and frameworks to drive change across business and IT processes.

Deep industry expertise

CGI has long standing and focused practices in all of its core industries, providing clients with a partner that is not only an expert in IT, but also expert in their industries. This combination of business knowledge and digital technology expertise allows us to help our clients adapt with shifts in market dynamics and changing consumer and citizen expectations. In the process, we evolve the services and solutions we deliver within our targeted industries.

Our targeted industries include: communications, financial services, government, health & life sciences, manufacturing, oil & gas, retail & consumer services, transportation, post & logistics and utilities. While these represent our go-to-market industry targets, we group these industries into the following for reporting purposes: government; manufacturing, retail & distribution (MRD); financial services; communications & utilities; and health.

As the move toward digitalization continues across industries, CGI partners with clients to help guide them in becoming customer and citizen-centric digital organizations.

Applied innovation

At CGI, innovation happens across many interconnected fronts. It starts in our everyday work on client projects, where thousands of innovations are applied daily. Through benchmark in-person interviews we conduct each year, business and technology executives share their priorities with us, informing our own innovation investments and driving our client proximity teams’ focus on local client priorities. We also turn ideas into new business solutions through our Innovate, Collaborate and Evolve (ICE) program which incubates proximity team innovations into scalable, replicable solutions for global application.

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Since 1976, CGI is a trusted partner in delivering innovative, client-inspired business services and solutions. We help develop, innovate and protect the technology that enables clients to achieve their digital transformation goals faster, with reduced risk and enduring results. Through our day-to-day project engagements as well as global programs and investments, CGI partners with clients to generate practical innovations that are replicable and scalable, followed by the delivery of measurable results.

Quality processes

CGI’s clients expect consistency of service wherever and whenever they engage us. We have an outstanding track record of on-time, within-budget delivery as a result of our commitment to excellence and our robust governance model - the CGI Management Foundation. The CGI Management Foundation provides a common business language, frameworks and practices for managing all operations consistently across the globe, driving a focus on continuous improvement. We also invest in rigorous quality and service delivery standards (including ISO and Capability Maturity Model Integration (CMMI) certification programs), as well as a comprehensive Client Satisfaction Assessment Program, with signed client assessments, to ensure high satisfaction on an ongoing basis.

1.2. VISION AND STRATEGY

Our strategy has always been based on long-term fundamentals. For further details, please refer to section 1.2 of CGI’s MD&A for the year ended September 30, 2019, which is available on CGI’s website at www.cgi.com and which was filed with Canadian securities regulators on SEDAR at www.sedar.com and the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.

1.3. COMPETITIVE ENVIRONMENT

There have been no significant changes to our competitive environment since the end of Fiscal 2019. For further details, please refer to section 1.3 of CGI’s MD&A for the year ended September 30, 2019 which is available on CGI’s website at www.cgi.com and which was filed with Canadian securities regulators on SEDAR at www.sedar.com and the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.

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2.	Highlights and Key Performance Measures

2.1. Q3 2020 YEAR-OVER-YEAR HIGHLIGHTS

•	Revenue of $3.05 billion, down 2.2% or down 3.5% in constant currency;

•	Adjusted EBIT[1] of $448.0 million, down 5.5% ;

•	Adjusted EBIT margin[1] of 14.7%, down 50 basis points;

•	Net earnings of $260.9 million, down 15.7%;

•	Net earnings, excluding specific items[2] of $308.4 million, down 8.5%;

•	Net earnings margin of 8.5%, down 140 basis points;

•	Net earnings margin, excluding specific items[2] of 10.1%, down 70 basis points;

•	Diluted EPS of $1.00, down 10.7%;

•	Diluted EPS, excluding specific items[2] , of $1.18, down 3.3%;

•	Cash provided by operating activities[1] of $584.8 million, or 19.2% of revenue, up 55.9%;

•	Bookings of $2.84 billion, or 93.1% of revenue; and,

•	Backlog of $22.30 billion.

[1]	Includes the impact of the adoption of the IFRS 16 which is discussed in section 2.5. of the present document.

[2]	Specific items are comprised of acquisition-related, integration costs and restructuring costs net of tax, which are discussed in sections 3.7.1. and 3.7.2. of the present document.

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2.2. SELECTED QUARTERLY INFORMATION & KEY PERFORMANCE MEASURES1

As at and for the three months ended,	Jun. 30, 2020	Mar. 31, 2020	Dec. 31, 2019	Sep. 30, 2019	Jun. 30, 2019	Mar. 31, 2019	Dec. 31, 2018	Sep. 30, 2018
In millions of CAD unless otherwise noted

Growth

Revenue	3,052.7	3,131.1	3,054.7	2,959.2	3,119.8	3,068.3	2,963.9	2,799.0

Year-over-year revenue growth	(2.2%)	2.0%	3.1%	5.7%	6.1%	4.0%	5.2%	7.3%

Constant currency year-over-year revenue growth	(3.5%)	3.0%	4.8%	7.7%	6.6%	4.7%	4.5%	5.0%

Backlog	22,295	22,994	22,292	22,611	22,418	22,947	23,338	22,577

Bookings	2,841	2,783	2,749	3,409	2,951	3,255	3,031	3,534

Book-to-bill ratio	93.1%	88.9%	90.0%	115.2%	94.6%	106.1%	102.3%	126.2%

Book-to-bill ratio trailing twelve months	96.6%	97.0%	101.3%	104.4%	106.9%	112.9%	116.3%	117.3%

Profitability[1]

Adjusted EBIT[2]	448.0	483.2	474.1	457.5	474.2	454.1	439.2	435.7

Adjusted EBIT margin	14.7%	15.4%	15.5%	15.5%	15.2%	14.8%	14.8%	15.6%

Net earnings	260.9	314.8	290.2	324.1	309.4	318.3	311.5	293.5

Net earnings margin	8.5%	10.1%	9.5%	11.0%	9.9%	10.4%	10.5%	10.5%

Diluted EPS (in dollars)	1.00	1.18	1.06	1.19	1.12	1.14	1.11	1.03

Net earnings excluding specific items[2]	308.4	338.4	334.9	329.5	337.2	324.5	314.7	309.8

Net earnings margin excluding specific items	10.1%	10.8%	11.0%	11.1%	10.8%	10.6%	10.6%	11.1%

Diluted EPS excluding specific items (in dollars)[2]	1.18	1.26	1.23	1.21	1.22	1.17	1.12	1.09

Liquidity[1]

Cash provided by operating activities	584.8	396.5	465.3	405.2	375.2	462.0	391.5	340.4

As a % of revenue	19.2%	12.7%	15.2%	13.7%	12.0%	15.1%	13.2%	12.2%

Days sales outstanding	48	51	49	50	52	49	54	52

Capital structure[1]

Net debt	3,243.5	3,792.3	2,810.6	2,117.2	2,336.1	1,597.3	1,738.7	1,640.8

Net debt to capitalization ratio	28.0%	34.8%	27.7%	22.9%	25.2%	17.4%	19.1%	19.2%

Return on equity	17.3%	18.0%	18.0%	18.5%	18.1%	17.7%	17.3%	17.3%

Return on invested capital	13.0%	13.9%	14.4%	15.1%	15.0%	14.9%	14.5%	14.5%

Balance sheet[1]

Cash and cash equivalents, and short-term investments	1,371.1	314.0	223.2	223.7	225.2	544.0	406.1	184.1

Total assets	15,343.3	14,597.2	13,863.6	12,621.7	12,813.9	12,709.4	12,872.5	11,919.1

Long-term financial liabilities[3]	4,363.5	3,889.1	2,766.3	2,236.0	2,421.3	2,007.3	2,070.9	1,530.1

[1]	As of period ending December 31, 2019, figures include the impact of the adoption of IFRS 16, while previous quarters are not restated as indicated in section 5.

[2]

Please refer to sections 3.7. and 3.8.3. of each quarter’s respective MD&A for the reconciliation of non-GAAP financial measures for the quarterly periods of 2018 and 2019. For Fiscal 2019 and 2018 year ending periods, please refer to sections 5.6. and 5.6.1. of each fiscal year’s MD&A.

[3]	Long-term financial liabilities include the long-term portion of the debt, long-term lease liabilities and the long-term derivative financial instruments.

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2.3. STOCK PERFORMANCE

CGI Stock Price (TSX) for the Last Twelve Months
Volume (in millions)
Stock Price (CAD)
9
8
7
6
5
4
3
2
1
0
110.00
100.00
90.00
80.00
70.00
60.00
50.00
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Daily Trade Volume 1
Closing Price

2.3.1. Q3 2020 Trading Summary

CGI’s shares are listed on the Toronto Stock Exchange (TSX) (stock quote – GIB.A) and the New York Stock Exchange (NYSE) (stock quote – GIB) and are included in key indices such as the S&P/TSX 60 Index.

TSX	(CAD)
Open:	75.01
High:	92.96
Low:	74.44
Close:	85.53
CDN average daily trading volumes[1]:	1,072,227

NYSE	(USD)
Open:	53.38
High:	69.54
Low:	52.61
Close:	63.00
NYSE average daily trading volumes:	294,141

1	Includes the average daily volumes of both the TSX and alternative trading systems.

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2.3.2. Normal Course Issuer Bid (NCIB)

On January 29, 2020, the Company’s Board of Directors authorized and subsequently received the regulatory approval from the TSX, for the renewal of CGI’s NCIB which allows for the purchase for cancellation of up to 20,149,100 Class A subordinate voting shares (Class A Shares) representing 10% of the Company’s public float as of the close of business on January 22, 2020. Class A Shares may be purchased for cancellation under the NCIB commencing on February 6, 2020 until no later than February 5, 2021, or on such earlier date when the Company has either acquired the maximum number of Class A Shares allowable under the NCIB or elects to terminate the bid.

During the three months ended June 30, 2020, the Company did not purchase any Class A Shares for cancellation.

During the nine months ended June 30, 2020, the Company purchased for cancellation 10,605,464 Class A Shares for $1,043.5 million at a weighted average price of $98.39 under the previous and current NCIB. The purchased shares included 6,008,905 Class A Shares purchased for cancellation from Caisse de dépôt et de placement du Québec for cash consideration of $600.0 million. The purchase was made pursuant to an exemption order issued by the Autorité des marchés financiers and is considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.

As at June 30, 2020, the Company can purchase up to 10,037,936 Class A Shares for cancellation under the current NCIB.

2.3.3. Capital Stock and Options Outstanding

The following table provides a summary of the Capital Stock and Options Outstanding as at July 24, 2020:

Capital Stock and Options Outstanding	As at July 24, 2020
Class A subordinate voting shares	230,369,722
Class B multiple voting shares	28,945,706
Options to purchase Class A subordinate voting shares	9,305,893

2.4. INVESTMENTS IN SUBSIDIARIES

On December 18, 2019, the Company acquired all of the outstanding shares of SCISYS Group Plc (SCISYS). SCISYS operates in several sectors, with deep expertise and industry leading solutions in the space and defense sectors, as well as in the media and broadcast news industries and is headquartered in Dublin, Ireland. This acquisition added approximately 670 professionals to the Company, predominantly based in the U.K. and Germany.

On January 20, 2020, the Company acquired all of the outstanding shares of Meti Logiciels et Services SAS (Meti). Based in France, Meti is specialized in the development of software solutions for the retail sector across Europe and works with some of Europe’s largest retailers. This acquisition added approximately 300 professionals to the Company.

On March 31, 2020, the Company acquired all of the outstanding shares of TeraThink Corporation (TeraThink). Headquartered in Reston, Virginia, TeraThink is an information technology and management consulting firm providing digitization, enterprise finance, risk management, and data analytics services to the U.S. federal government. The acquisition added approximately 250 professionals to the Company.

The Company completed these acquisitions for a total purchase price of approximately $276 million.

With significant strategic consulting, system integration and customer-centric digital innovation capabilities, these acquisitions were made to complement CGI’s proximity model and expertise across key sectors, including communications, retail, space and defense and government.

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2.5. IMPACT OF THE ADOPTION OF IFRS 16

On October 1st, 2019, the Company adopted IFRS 16, Leases, that set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties in a lease agreement in replacement of International Accounting Standard (IAS) 17, Leases (please refer to section 5 of the present document).

The impact on the adoption date on the consolidated balance sheet are presented in note 3 of our interim condensed consolidated financial statements and consisted primarily in the on-balance sheet recognition of our lease agreements of Right-of-use assets and Lease liabilities.

For the three month period ended June 30, 2020, this recognition of the leases on the consolidated balance sheet had an impact on our interim consolidated statements of earnings, now presenting a decrease in cost of services, selling and administrative of $48.9 million, an increase in depreciation of $38.5 million for a net impact on adjusted EBIT of $10.4 million (discussed in section 3.6.) which is partially offset by an increase in finance costs of $9.0 million (discussed in section 3.7.3. of this present document).

For the nine month period ended June 30, 2020, IFRS 16 adoption had an impact on our interim consolidated statements of earnings, presenting a decrease in cost of services, selling and administrative of $144.7 million, an increase in depreciation of $115.3 million for a net impact on adjusted EBIT of $29.4 million which is partially offset by an increase in finance costs of $23.8 million.

In addition, section 4.1. of the present document presents the impact on the consolidated statement of cash flows which increased our cash provided by operating activities by $44.5 million and $128.9 million, for the three and nine months ended June 30, 2020, respectively, with the offset presented in cash used in financing activities. Section 4.5. of the present document presents the impacts to some of our Capital structure ratios.

Finally, the adoption of IFRS 16 doesn’t have an impact on the Company’s external covenants and conditions related to its debts.

2.6. COVID-19

While we are unable to predict the extent to which the COVID-19 pandemic may adversely impact our operations and financial performance in future quarters, our executive crisis management team and our network of local crisis management teams continue to closely monitor the evolving COVID-19 pandemic, executing on our business continuity plan and working collaboratively with our clients. We have established key guidelines and procedures related to security and access controls, member health screening, member isolation and quarantine, and facility infrastructure, maintenance and cleaning, to ensure that our workplace practices are in line with local requirements and compliant with the appropriate standards of safety, health, wellness and required workplace readiness certifications. Following guidelines laid out by local government authorities and in line with best practices enumerated by local healthcare professionals, we are developing country specific plans to bring members back to offices as the government authorities ease confinement restrictions.

During our third quarter ended June 30, 2020, our revenues generally declined across our segments when compared to the same period last year. We experienced reduced demand for our services during the quarter due to the slowdown of activities in some of our markets, particularly in the manufacturing, retail & distribution vertical market.

To mitigate the impacts of COVID-19 on our business and our members, we have proactively implemented various cost reduction efforts to adjust our costs based on our revenue level, such as implementing our restructuring plan and reducing travel related expenses following government restrictions. Please refer to sections 3.4., 3.5.1., 3.6. and 3.7.2. for additional information.

The Company maintains a strong balance sheet and liquidity position. On April 2, 2020 the Company amended and restated its two-year unsecured committed term loan credit facility (the 2020 Term Loan) entered into during the previous reporting period, to increase the principal amount by US$500.0 million, for a total principal amount of US$1,250.0 million.

Our highest priority remains the health and safety of our members and services to our clients. CGI’s proximity-based business model and robust internal infrastructure limited the impact of confinement measures imposed in several countries and allowed the majority of our members to work remotely, ensuring service continuity to our clients.

CGI Inc. - Management’s Discussion and Analysis for the three and nine months ended June 30, 2020	Page 14

3.	Financial Review

3.1. BOOKINGS AND BOOK-TO-BILL RATIO

Bookings for the three months ended June 30, 2020 were $2.8 billion representing a book-to-bill ratio of 93.1%. The breakdown of the new bookings signed during the quarter is as follows:

	Contract Type			Service Type			Segment			Vertical Market

A.	Extensions, renewals and add-ons	73%	A.	System integration and consulting	55%	A.	U.S. Federal	17%	A.	Government	38%

B.	New business	27%	B.	Managed IT and Business Process Services	45%	B.	U.S. Commercial and State Government	17%	B.	Communications & utilities	18%

						C.	Western and Southern Europe	15%	C.	MRD	18%

						D.	Canada	13%	D.	Financial Services	17%

						E.	Scandinavia	12%	E.	Health	9%

						F.	Central and Eastern Europe	10%

						G	U.K. and Australia	9%

						H.	Finland, Poland and Baltics	7%

Information regarding our bookings is a key indicator of the volume of our business over time. However, due to the timing and transition period associated with managed IT and business process services contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for, an analysis of our revenue. Management however believes that it is a key indicator of potential future revenue. For the trailing twelve-month period ended June 30, 2020, our book-to-bill ratio was 96.6%.

The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the three months ended June 30, 2020	Bookings for the trailing twelve months ended June 30, 2020	Book-to-bill ratio for the trailing twelve months ended June 30, 2020

Total CGI	2,841,032	11,782,815	96.6%

Western and Southern Europe	422,472	1,878,307	96.1%

U.S. Commercial and State Government	476,925	2,530,535	133.2%

Canada	359,541	1,316,708	71.2%

U.S. Federal	493,764	1,442,084	83.5%

U.K. and Australia	254,802	1,186,936	76.8%

Central and Eastern Europe	296,175	1,318,497	107.1%

Scandinavia	334,722	1,339,495	113.0%

Finland, Poland and Baltics	202,631	770,253	95.7%

CGI Inc. - Management’s Discussion and Analysis for the three and nine months ended June 30, 2020	Page 15

3.2. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.

Closing foreign exchange rates

As at June 30,	2020	2019	Change

U.S. dollar	1.3616	1.3092	4.0%

Euro	1.5306	1.4894	2.8%

Indian rupee	0.0180	0.0190	(5.3%)

British pound	1.6846	1.6636	1.3%

Swedish krona	0.1463	0.1410	3.8%

Average foreign exchange rates

	For the three months ended June 30,			For the nine months ended June 30,
	2020	2019	Change	2020	2019	Change

U.S. dollar	1.3853	1.3381	3.5%	1.3502	1.3292	1.6%

Euro	1.5261	1.5038	1.5%	1.4900	1.5068	(1.1%)

Indian rupee	0.0183	0.0192	(4.7%)	0.0185	0.0188	(1.6%)

British pound	1.7197	1.7200	—%	1.7130	1.7171	(0.2%)

Swedish krona	0.1433	0.1417	1.1%	0.1398	0.1442	(3.1%)

CGI Inc. - Management’s Discussion and Analysis for the three and nine months ended June 30, 2020	Page 16

3.3. REVENUE DISTRIBUTION

The following charts provide additional information regarding our revenue mix for the quarter:

Service Type			Client Geography			Vertical Market

A.	Managed IT and Business Process Services	54%	A.	U.S.	31%	A.	Government	35%
B.	System integration and consulting	46%	B.	Canada	15%	B.	MRD	22%
			C.	France	13%	C.	Financial services	22%
			D.	U.K.	12%	D.	Communications & utilities	14%
			E.	Sweden	7%	E.	Health	7%
			F.	Finland	6%
			G.	Rest of the world	16%

3.3.1. Client Concentration

IFRS guidance on segment disclosures defines a single customer as a group of entities that are known to the reporting entity to be under common control. As a consequence, our work for the U.S. federal government including its various agencies represented 14.1% of our revenue for the three months ended June 30, 2020 as compared to 13.2% for the three months ended June 30, 2019.

For the nine months ended June 30, 2020 and 2019, we generated 13.3% and 12.6%, respectively, of our revenue from the U.S federal government including its various agencies.

CGI Inc. - Management’s Discussion and Analysis for the three and nine months ended June 30, 2020	Page 17

3.4. REVENUE BY SEGMENT

Our segments are reported based on where the client’s work is delivered from our geographic delivery model.

The table below provides a summary of the year-over-year changes in our revenue, in total and by segment before eliminations, separately showing the impacts of foreign currency exchange rate variations between Q3 2020 and Q3 2019. The three and nine months ended June 30, 2020 revenue by segment was recorded reflecting the actual foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the same period’s results converted with the prior year’s foreign exchange rates.

In thousands of CAD except for percentages	For the three months ended June 30,				For the nine months ended June 30,

	2020		2019	%	2020	2019	%

Total CGI revenue	3,052,667		3,119,797	(2.2%)	9,238,555	9,152,006	0.9%

Variation prior to foreign currency impact	(3.5%	)			1.4%

Foreign currency impact	1.3%				(0.5% )

Variation over previous period	(2.2%	)			0.9%

Western and Southern Europe

Revenue prior to foreign currency impact	449,549		510,483	(11.9%)	1,496,849	1,547,380	(3.3%)

Foreign currency impact	6,859				(18,436)

Western and Southern Europe revenue	456,408		510,483	(10.6%)	1,478,413	1,547,380	(4.5%)

U.S. Commercial and State Government

Revenue prior foreign currency impact	469,123		461,525	1.6%	1,380,088	1,387,390	(0.5%)

Foreign currency impact	16,890				22,008

U.S. Commercial and State Government revenue	486,013		461,525	5.3%	1,402,096	1,387,390	1.1%

Canada

Revenue prior to foreign currency impact	417,852		444,226	(5.9%)	1,289,268	1,338,352	(3.7%)

Foreign currency impact	231				246

Canada revenue	418,083		444,226	(5.9%)	1,289,514	1,338,352	(3.6%)

U.S. Federal

Revenue prior to foreign currency impact	426,178		418,533	1.8%	1,260,652	1,181,209	6.7%

Foreign currency impact	15,861				20,216

U.S. Federal revenue	442,039		418,533	5.6%	1,280,868	1,181,209	8.4%

U.K. and Australia

Revenue prior to foreign currency impact	340,678		340,522	—%	1,014,443	1,018,894	(0.4%)

Foreign currency impact	45				(3,447)

U.K. and Australia revenue	340,723		340,522	0.1%	1,010,996	1,018,894	(0.8%)

Central and Eastern Europe

Revenue prior to foreign currency impact	294,466		299,047	(1.5%)	916,542	873,290	5.0%

Foreign currency impact	3,564				(11,186)

Central and Eastern Europe revenue	298,030		299,047	(0.3%)	905,356	873,290	3.7%

Scandinavia

Revenue prior to foreign currency impact	275,588		317,134	(13.1%)	907,275	834,963	8.7%

Foreign currency impact	(3,138)				(37,344)

Scandinavia revenue	272,450		317,134	(14.1%)	869,931	834,963	4.2%

Finland, Poland and Baltics

Revenue prior to foreign currency impact	195,627		204,107	(4.2%)	606,266	611,313	(0.8%)

Foreign currency impact	2,594				(7,526)

Finland, Poland & Baltics revenue	198,221		204,107	(2.9%)	598,740	611,313	(2.1%)

CGI Inc. - Management’s Discussion and Analysis for the three and nine months ended June 30, 2020	Page 18

In thousands of CAD except for percentages	For the three months ended June 30,			For the nine months ended June 30,

	2020	2019	%	2020	2019	%

Asia Pacific

Revenue prior to foreign currency impact	180,855	155,694	16.2%	510,771	449,864	13.5%

Foreign currency impact	(7,125)			(7,410)

Asia Pacific revenue	173,730	155,694	11.6%	503,361	449,864	11.9%

Eliminations	(33,030)	(31,474)	4.9%	(100,720)	(90,649)	11.1%

For the three months ended June 30, 2020 revenue was $3,052.7 million, a decrease of $67.1 million, or 2.2% over the same period last year. On a constant currency basis, revenue decreased by $109.9 million or 3.5%. The decrease was mainly due to the slowdown of activities, mostly as a result of COVID-19, in part offset by recent business acquisitions, also impacted by the pandemic.

For the nine months ended June 30, 2020, revenue was $9,238.6 million, an increase of $86.5 million, or 0.9% over the same period last year. On a constant currency basis, revenue increased by $124.2 million or 1.4%. The increase was mainly due to growth within the government and MRD vertical markets, in part due to recent business acquisitions, offset by the slowdown of activities, mostly as a result of COVID-19.

3.4.1. Western and Southern Europe

For the three months ended June 30, 2020, revenue in our Western and Southern Europe segment was $456.4 million, a decrease of $54.1 million or 10.6% over the same period last year. On a constant currency basis, revenue decreased by $60.9 million or 11.9%, due to the slowdown of activities mainly within the financial services and MRD vertical markets, mostly as a result of COVID-19. This was partly offset by the Meti acquisition and by growth in the government vertical market.

For the nine months ended June 30, 2020, revenue in our Western and Southern Europe segment was $1,478.4 million, a decrease of $69.0 million or 4.5% over the same period last year. On a constant currency basis, revenue decreased by $50.5 million or 3.3%. The change in revenue was mainly due to the same factors identified for the quarter.

On a client geographic basis, the top two Western and Southern Europe vertical markets were MRD and financial services, generating combined revenues of approximately $276 million and $919 million for the three and nine months ended June 30, 2020, respectively.

3.4.2. U.S. Commercial and State Government

For the three months ended June 30, 2020 revenue in our U.S. Commercial and State Government segment was $486.0 million, an increase of $24.5 million or 5.3% over the same period last year. On a constant currency basis, revenue increased by $7.6 million or 1.6%. The increase was mainly driven by growth within the financial services vertical market. This was partly offset by the impact of COVID-19, mostly within the MRD vertical market and a higher proportion of client projects transferred to our global delivery centers of excellence in Asia-Pacific.

For the nine months ended June 30, 2020, revenue in our U.S. Commercial and State Government segment was $1,402.1 million, an increase of $14.7 million or 1.1% over the same period last year. On a constant currency basis, revenue decreased by $7.3 million or 0.5%. When excluding the one-time IP license sales during the second quarter of last year, on a constant currency basis, revenue increased by 1.3%. The increase was mainly due to growth within the financial services vertical market and state and local government market, in part offset by lower work volume and successful completion of projects within the communications & utilities vertical market and a higher proportion of client projects transferred to our global delivery centers of excellence in Asia-Pacific.

On a client geographic basis, the top two U.S. Commercial and State Government vertical markets were financial services and government, generating combined revenues of approximately $306 million and $877 million for the three and nine months ended June 30, 2020, respectively.

CGI Inc. - Management’s Discussion and Analysis for the three and nine months ended June 30, 2020	Page 19

3.4.3. Canada

For the three months ended June 30, 2020, revenue in our Canada segment was $418.1 million, a decrease of $26.1 million or 5.9% compared to the same period last year. The change was mainly due to the impact of COVID-19, lower work volume within the financial services vertical market, also impacted in part by the pandemic, and a higher proportion of client projects transferred to our global delivery centers of excellence in Asia-Pacific.

For the nine months ended June 30, 2020, revenue in our Canada segment was $1,289.5 million, a decrease of $48.8 million or 3.6% compared to the same period last year. The change was mainly due to the same factors identified for the quarter.

On a client geographic basis, the top two Canada vertical markets were financial services and communications & utilities, generating combined revenues of approximately $278 million and $857 million for the for the three and nine months ended June 30, 2020, respectively.

3.4.4. U.S. Federal

For the three months ended June 30, 2020, revenue in our U.S. Federal segment was $442.0 million, an increase of $23.5 million or 5.6% over the same period last year. On a constant currency basis, revenue increased by $7.6 million or 1.8%. The increase was driven by IP solutions, application support and cybersecurity services and the TeraThink and Sunflower Systems business acquisitions. This was partly offset by lower transaction volumes related to our IP business process services, mainly due to the impact of the COVID-19 and certain adjustments on client contracts.

For the nine months ended June 30, 2020, revenue in our U.S. Federal segment was $1,280.9 million, an increase of $99.7 million or 8.4% over the same period last year. On a constant currency basis, revenue increased by $79.4 million or 6.7%. The increase was driven by the same factors identified for the quarter.

For the three and nine months ended June 30, 2020, 83% and 81% of revenues within the U.S. Federal segment were federal civilian based, respectively.

3.4.5. U.K. and Australia

For the three months ended June 30, 2020, revenue in our U.K. and Australia segment was $340.7 million, an increase of $0.2 million or 0.1% over the same period last year, and essentially the same on a constant currency basis. The increase in revenue was mainly due to growth within the space, defense and intelligence sector, in part driven by the SCISYS acquisition, and within the government vertical market. This was mostly offset by the non-renewal of certain infrastructure contracts and the successful completion of a large system integration project within the communications and utilities vertical market.

For the nine months ended June 30, 2020, revenue in our U.K. and Australia segment was $1,011.0 million, a decrease of $7.9 million or 0.8% over the same period last year. On a constant currency basis, revenue decreased by $4.5 million or 0.4%. The change was mainly due to the revenue decrease identified for the quarter and our Australia operations. This was mostly offset by growth within the space, defense and intelligence sector, in part driven by the SCISYS acquisition and growth within the government vertical market.

On a client geographic basis, the top two U.K. and Australia vertical markets were government and communications & utilities, generating combined revenues of approximately $283 million and $823 million for the three and nine months ended June 30, 2020, respectively.

3.4.6. Central and Eastern Europe

For the three months ended June 30, 2020, revenue in our Central and Eastern Europe segment was $298.0 million, a decrease of $1.0 million or 0.3% over the same period last year. On a constant currency basis, revenue decreased by $4.6 million or 1.5%. The change in revenue was mainly the result of the ongoing impact of COVID-19, primarily within the MRD and financial services vertical markets, and a higher proportion of client projects transferred to our global delivery centers of excellence in Asia-Pacific. This was mainly offset by the SCISYS acquisition.

For the nine months ended June 30, 2020, revenue in our Central and Eastern Europe segment was $905.4 million, an increase of $32.1 million or 3.7% over the same period last year. On a constant currency basis, revenue increased by $43.3 million or 5.0%. The increase in revenue was mainly due to growth in Germany including the Acando AB (Acando) and SCISYS acquisitions. This was partially offset by the ongoing impact of COVID-19, primarily within the MRD and financial services

CGI Inc. - Management’s Discussion and Analysis for the three and nine months ended June 30, 2020	Page 20

vertical markets and a higher proportion of client projects transferred to our global delivery centers of excellence in Asia-Pacific.

On a client geographic basis, the top two Central and Eastern Europe vertical markets were MRD and communications & utilities, generating combined revenues of approximately $196 million and $600 million for the three and nine months ended June 30, 2020, respectively.

3.4.7. Scandinavia

For the three months ended June 30, 2020, revenue in our Scandinavia segment was $272.5 million, a decrease of $44.7 million or 14.1% over the same period last year. On a constant currency basis, revenue decreased by $41.5 million or 13.1%. The decrease was mainly the result of lower work volume within the MRD vertical market, primarily related to the impact of COVID-19, and the non-renewal of infrastructure contracts.

For the nine months ended June 30, 2020, revenue in our Scandinavia segment was $869.9 million, an increase of $35.0 million or 4.2% over the same period last year. On a constant currency basis, revenue increased by $72.3 million or 8.7%. The increase was mainly driven by the Acando acquisition, in part offset by the same factors identified for the quarter.

On a client geographic basis, the top two Scandinavia vertical markets were MRD and government, generating combined revenues of approximately $215 million and $690 million for the three and nine months ended June 30, 2020, respectively.

3.4.8. Finland, Poland and Baltics

For the three months ended June 30, 2020, revenue in our Finland, Poland and Baltics segment was $198.2 million, a decrease of $5.9 million or 2.9% over the same period last year. On a constant currency basis, revenue decreased by $8.5 million or 4.2% mainly due to the non-renewal of infrastructure contracts and the impact of COVID-19.

For the nine months ended June 30, 2020, revenue in our Finland, Poland and Baltics segment was $598.7 million, a decrease of $12.6 million or 2.1% over the same period last year. On a constant currency basis, revenue decreased by $5.0 million or 0.8% due to the same factors identified for the quarter, in part offset by the Acando acquisition.

On a client geographic basis, the top two Finland, Poland and Baltics vertical markets were government and financial services, generating combined revenues of approximately $124 million and $364 million for the three and nine months ended June 30, 2020, respectively.

3.4.9. Asia Pacific

For the three months ended June 30, 2020, revenue in our Asia Pacific segment was $173.7 million, an increase of $18.0 million or 11.6% over the same period last year. On a constant currency basis, revenue increased by $25.2 million or 16.2%. The increase was mainly driven by the continued demand for our offshore delivery centers, predominantly within the financial services and communications & utilities vertical markets.

For the nine months ended June 30, 2020, revenue in our Asia Pacific segment was $503.4 million, an increase of $53.5 million or 11.9% over the same period last year. On a constant currency basis, revenue increased by $60.9 million or 13.5%. The increase was mainly driven by the same factors identified for the quarter.

CGI Inc. - Management’s Discussion and Analysis for the three and nine months ended June 30, 2020	Page 21

3.5. OPERATING EXPENSES

In thousands of CAD except for percentages	For the three months ended June 30,					For the nine months ended June 30,
	2020	% of Revenue	2019	% of Revenue	2020	% of Revenue	2019	% of Revenue

Costs of services, selling and administrative	2,606,135	85.4%	2,644,362	84.8%	7,831,509	84.8%	7,782,030	85.0%

Foreign exchange (gain) loss	(1,499)	0.0%	1,190	0.0%	1,663	0.0%	2,438	0.0%

3.5.1. Costs of Services, Selling and Administrative

For the three months ended June 30, 2020, costs of services, selling and administrative expenses amounted to $2,606.1 million, a decrease of $38.2 million over the same period last year. As a percentage of revenue, costs of services, selling and administrative expenses increased to 85.4% from 84.8%. As a percentage of revenue, costs of services increased compared to the same period last year, primarily due to non-recurring client contract adjustments, reevaluations of costs to complete on projects and impairments on business solutions in the quarter. This was in part offset by the impact of planned synergies achieved through the optimization and automation in our infrastructure business. These are discussed in section 3.6. of the present document. As a percentage of revenue, selling and administrative expenses improved mainly due actions taken to lower expenses in response to COVID-19.

For the nine months ended June 30, 2020, costs of services, selling and administrative expenses amounted to $7,831.5 million, an increase of $49.5 million over the same period last year. As a percentage of revenue, costs of services, selling and administrative expenses decreased to 84.8% from 85.0%. As a percentage of revenue, costs of services remained stable compared to the same period last year as the impact of lower performance based compensation and planned synergies achieved through the optimization and automation in our infrastructure business were offset by the impact of a lower proportion of IP license sales revenue and the impairments and asset write off in the quarter, as discussed in section 3.6. of the present document. As a percentage of revenue, selling and administrative expenses improved compared to the same period last year mainly due to lower performance based compensation.

During the three months ended June 30, 2020, the translation of the results of our foreign operations from their local currencies to the Canadian dollar unfavourably impacted costs by $36.8 million, helping to offset the favourable translation impact of $42.1 million on our revenue.

3.5.2. Foreign Exchange (Gain) Loss

During the three months ended June 30, 2020 , CGI incurred $1.5 million of foreign exchange gains and during the nine months ended June 30, 2020, $1.7 million of foreign exchange losses, mainly driven by the timing of payments combined with the volatility of foreign exchange rates. The Company, in addition to its natural hedges, uses derivatives as a strategy to manage its exposure, to the extent possible.

CGI Inc. - Management’s Discussion and Analysis for the three and nine months ended June 30, 2020	Page 22

3.6. ADJUSTED EBIT BY SEGMENT

In thousands of CAD except for percentages	For the three months ended June 30,				For the nine months ended June 30,
	2020	2019	Change		2020	2019	%

Western and Southern Europe	45,687	61,618	(25.9%	)	204,267	200,703	1.8%

As a percentage of segment revenue	10.0%	12.1%			13.8%	13.0%

U.S. Commercial and State Government	92,286	100,045	(7.8%	)	229,321	265,049	(13.5%	)

As a percentage of segment revenue	19.0%	21.7%			16.4%	19.1%

Canada	87,814	83,379	5.3%		278,822	260,982	6.8%

As a percentage of segment revenue	21.0%	18.8%			21.6%	19.5%

U.S. Federal	58,230	70,076	(16.9%	)	163,720	170,564	(4.0%	)

As a percentage of segment revenue	13.2%	16.7%			12.8%	14.4%

U.K. and Australia	59,046	41,865	41.0%		160,175	141,060	13.6%

As a percentage of segment revenue	17.3%	12.3%			15.8%	13.8%

Central and Eastern Europe	22,430	26,231	(14.5%	)	84,325	69,750	20.9%

As a percentage of segment revenue	7.5%	8.8%			9.3%	8.0%

Scandinavia	1,551	21,247	(92.7%	)	49,426	64,813	(23.7%	)

As a percentage of segment revenue	0.6%	6.7%			5.7%	7.8%

Finland, Poland and Baltics	26,427	31,908	(17.2%	)	88,028	86,699	1.5%

As a percentage of segment revenue	13.3%	15.6%			14.7%	14.2%

Asia Pacific	54,560	37,876	44.0%		147,299	107,918	36.5%

As a percentage of segment revenue	31.4%	24.3%			29.3%	24.0%

Adjusted EBIT	448,031	474,245	(5.5%	)	1,405,383	1,367,538	2.8%

Adjusted EBIT margin	14.7%	15.2%			15.2%	14.9%

For the three months ended June 30, 2020, adjusted EBIT margin decreased to 14.7% from 15.2% for the same period last year. The decrease was mainly due to certain client contract adjustments, reevaluations of costs to complete on projects and impairments on business solutions in the quarter. This was in part offset by the $10.4 million impact of the adoption of IFRS 16.

For the nine months ended June 30, 2020, adjusted EBIT margin increased to 15.2% from 14.9% for the same period last year. The increase was mainly due to the $29.4 million impact of adoption of IFRS 16 and lower performance based compensation.

3.6.1. Western and Southern Europe

For the three months ended June 30, 2020 adjusted EBIT in the Western and Southern Europe segment was $45.7 million, a decrease of $15.9 million when compared to the same period last year. Adjusted EBIT margin decreased to 10.0% from 12.1% primarily due to the slowdown of activities identified in the revenue section, as a result of COVID-19 and, to a lesser extent, additional R&D tax credits in the prior year. This was in part offset by lower performance based compensation and a decrease in amortization of client relationships.

For the nine months ended June 30, 2020, adjusted EBIT in the Western and Southern Europe segment was $204.3 million, an increase of $3.6 million when compared to the same period last year. Adjusted EBIT margin increased to 13.8% from 13.0%, due to lower performance based compensation, additional R&D tax credits, a decrease in amortization of client relationships, and the impact of the adoption of IFRS 16. This was in part offset by the slowdown of activities identified in the revenue section, in major part due to the impact of COVID-19.

CGI Inc. - Management’s Discussion and Analysis for the three and nine months ended June 30, 2020	Page 23

3.6.2. U.S. Commercial and State Government

For the three months ended June 30, 2020, adjusted EBIT in the U.S. Commercial and State Government segment was $92.3 million, a decrease of $7.8 million when compared to the same period last year. Adjusted EBIT margin decreased to 19.0% from 21.7%, due to additional R&D tax credits in the prior year, an adjustment due to a reevaluation of costs to complete on a project and impairments taken on discontinued and oil & gas sector related business solutions. This was in part offset by lower travel expenses and lower benefit claims due to COVID-19.

For the nine months ended June 30, 2020, adjusted EBIT in the U.S. Commercial and State Government segment was $229.3 million, a decrease of $35.7 million when compared to the same period last year. Adjusted EBIT margin decreased to 16.4% from 19.1%. When excluding the one-time IP license sales during the second quarter of last year, the change in adjusted EBIT margin is mainly due to the same factors identified for the quarter.

3.6.3. Canada

For the three months ended June 30, 2020, adjusted EBIT in the Canada segment was $87.8 million, an increase of $4.4 million when compared to the same period last year. Adjusted EBIT margin increased to 21.0% from 18.8%. The increase was primarily due to synergies achieved through the optimization and automation in our infrastructure business, the impact of the adoption of IFRS 16 and additional tax credits. This was in part offset by an impairment taken on infrastructure and oil & gas sector related business solutions and reevaluations of costs to complete on a project.

For the nine months ended June 30, 2020, adjusted EBIT in the Canada segment was $278.8 million, an increase of $17.8 million when compared to the same period last year. Adjusted EBIT margin increased to 21.6% from 19.5%. The increase was due to the same factors identified for the quarter.

3.6.4. U.S. Federal

For the three months ended June 30, 2020, adjusted EBIT in the U.S. Federal segment was $58.2 million, a decrease of $11.8 million when compared to the same period last year. Adjusted EBIT margin decreased to 13.2% from 16.7%. Adjusted EBIT margin changed due to adjustments on certain client contracts in the defense sector and a litigation provision.

For the nine months ended June 30, 2020, adjusted EBIT in the U.S. Federal segment was $163.7 million, a decrease of $6.8 million when compared to the same period last year. Adjusted EBIT margin decreased to 12.8% from 14.4%. Adjusted EBIT margin changed mainly due to the same factor identified for the quarter and, to a lesser extent, lower profitability on isolated client contracts in the defense sector. This was partly offset by the favorable impact of the adoption of IFRS16.

3.6.5. U.K. and Australia

For the three months ended June 30, 2020, adjusted EBIT in the U.K. and Australia segment was $59.0 million, an increase of $17.2 million when compared to the same period last year. Adjusted EBIT margin increased to 17.3% from 12.3%, due to the impact of the prior year’s adjustment on a client contract and the impact of the adoption of IFRS 16.

For the nine months ended June 30, 2020, adjusted EBIT in the U.K. and Australia segment was $160.2 million, an increase of $19.1 million when compared to the same period last year. Adjusted EBIT margin increased to 15.8% from 13.8%, mainly due to adjustments on client contracts and the impact of the U.K. court ruling on pensionable services, both in the prior year.

3.6.6. Central and Eastern Europe

For the three months ended June 30, 2020, adjusted EBIT in the Central and Eastern Europe segment was $22.4 million, a decrease of $3.8 million when compared to the same period last year. Adjusted EBIT margin decreased to 7.5% from 8.8%. The change in adjusted EBIT was mainly due to the slowdown of activities in the MRD vertical market, mostly related to COVID-19 and an adjustment due to a reevaluation of costs to complete on a project. This was in part offset by the benefits of synergies achieved through the integration of the prior year’s business acquisitions.

For the nine months ended June 30, 2020, adjusted EBIT in the Central and Eastern Europe segment was $84.3 million, an increase of $14.6 million when compared to the same period last year. Adjusted EBIT margin increased to 9.3% from 8.0%.

CGI Inc. - Management’s Discussion and Analysis for the three and nine months ended June 30, 2020	Page 24

The increase in adjusted EBIT was driven by the benefits of synergies achieved through the integration of the prior year’s business acquisitions and improved profitability in the Netherlands. This was partly offset by the slowdown of activities in the MRD vertical market, mostly related to COVID-19, and adjustments on client contracts.

3.6.7. Scandinavia

For the three months ended June 30, 2020, adjusted EBIT in the Scandinavia segment was $1.6 million, a decrease of $19.7 million when compared to the same period last year. Adjusted EBIT margin decreased to 0.6% from 6.7%. The change was mainly due to adjustments on client contracts, lower work volumes within the MRD vertical market primarily related to COVID-19, and the impact of excess capacity in our Swedish infrastructure business.

For the nine months ended June 30, 2020, adjusted EBIT in the Scandinavia segment was $49.4 million, a decrease of $15.4 million when compared to the same period last year. Adjusted EBIT margin decreased to 5.7% from 7.8%. The change was due to the same factors identified for the quarter.

3.6.8. Finland, Poland and Baltics

For the three months ended June 30, 2020, adjusted EBIT in our Finland, Poland and Baltics segment was $26.4 million, a decrease of $5.5 million, when compared to the same period last year. Adjusted EBIT margin decreased to 13.3% from 15.6% mainly due to asset impairments resulting from lower payroll business process service revenue projections, the impact of lost profit from lower work volumes due to COVID-19, in part offset by the temporary relief from Finnish government programs related to COVID-19.

For the nine months ended June 30, 2020 adjusted EBIT in our Finland, Poland and Baltics segment was $88.0 million, an increase of $1.3 million, when compared to the same period last year. Adjusted EBIT margin increased to 14.7% from 14.2% mainly due to lower performance based compensation, in part offset by the asset write downs identified for the quarter.

3.6.9. Asia Pacific

For the three months ended June 30, 2020, adjusted EBIT in the Asia Pacific segment was $54.6 million, an increase of $16.7 million when compared to the same period last year. Adjusted EBIT margin increased to 31.4% from 24.3%. The increase in adjusted EBIT margin was mostly due to improved utilization, cost reduction in transportation and facilities due to the COVID-19 shutdown, as well as automation and productivity improvements, predominantly within the financial services and communications & utilities vertical markets, the impact of the adoption of IFRS 16 and the prior year’s adjustment on a reevaluation of costs to complete on a project.

For the nine months ended June 30, 2020, adjusted EBIT in the Asia Pacific segment was $147.3 million, an increase of $39.4 million when compared to the same period last year. Adjusted EBIT margin increased to 29.3% from 24.0%. The increase in adjusted EBIT margin was mostly due to the same factors identified for the quarter and, to a lesser extent, the favourable impact of our currency forward contracts.

CGI Inc. - Management’s Discussion and Analysis for the three and nine months ended June 30, 2020	Page 25

3.7. EARNINGS BEFORE INCOME TAXES

The following table provides a reconciliation between our adjusted EBIT and earnings before income taxes, which is reported in accordance with IFRS:

	For the three months ended June 30,					For the nine months ended June 30,
In thousands of CAD except for percentages	2020	% of Revenue	2019	% of Revenue	2020	% of Revenue	2019	% of Revenue

Adjusted EBIT	448,031	14.7%	474,245	15.2%	1,405,383	15.2%	1,367,538	14.9%

Minus the following items:

Acquisition-related and integration costs	20,161	0.7%	37,134	1.2%	71,492	0.8%	50,126	0.5%

Restructuring costs	39,535	1.3%	—	—	71,156	0.8%	—	—

Net finance costs	30,700	1.0%	19,415	0.6%	84,050	0.9%	52,806	0.6%

Earnings before income taxes	357,635	11.7%	417,696	13.4%	1,178,685	12.8%	1,264,606	13.8%

3.7.1. Acquisition-Related and Integration Costs

For the three and nine months ended June 30, 2020, the Company incurred $20.2 million and $71.5 million, respectively, for acquisition-related and integration costs, for the last twelve months acquisitions’ operations integration towards the CGI operating model. These costs were mainly related to terminations of employment and professional fees.

3.7.2. Restructuring Costs

On November 6, 2019, the Company announced a restructuring plan (the Restructuring Plan) through which it will incur up to $40.0 million of restructuring costs over Fiscal 2020. These restructuring actions mostly include the closure of our Brazil operations, the refocusing of the Portugal infrastructure business towards nearshore delivery and the optimization of the Sweden infrastructure business. These actions are expected to yield benefits throughout Fiscal 2020.

Furthermore, as part of its cost reduction efforts in response to COVID-19, the Company will incur additional restructuring costs, currently estimated at approximately $115 million, related to terminations of employment. The initiative is expected to help mitigate the adverse impacts of COVID-19.

In total, $39.5 million and $71.2 million were expensed during the three and nine months ended June 30, 2020, respectively.

3.7.3. Net Finance Costs

Net finance costs mainly include interest on our long-term debt. For the three months ended June 30, 2020, the increase in net finance costs of $11.3 million was mainly due to the recognition of $9.0 million of interest expense on leases liabilities upon adoption of IFRS 16 and from the utilization of our 2020 Term Loan.

For the nine months ended June 30, 2020, the increase in net finance costs of $31.2 million was mainly due to the recognition of $23.8 million of interest expense on leases liabilities upon adoption of IFRS 16, and the utilization of our credit facilities.

CGI Inc. - Management’s Discussion and Analysis for the three and nine months ended June 30, 2020	Page 26

3.8. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

In thousands of CAD except for percentages and shares data	For the three months ended June 30,			For the nine months ended June 30,
	2020	2019	Change	2020	2019	Change

Earnings before income taxes	357,635	417,696	(14.4%)	1,178,685	1,264,606	(6.8%)

Income tax expense	96,728	108,333	(10.7%)	312,737	325,488	(3.9%)

Effective tax rate	27.0%	25.9%		26.5%	25.7%

Net earnings	260,907	309,363	(15.7%)	865,948	939,118	(7.8%)

Net earnings margin	8.5%	9.9%		9.4%	10.3%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	257,936,505	272,390,289	(5.3%)	263,279,873	274,263,960	(4.0%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	261,402,229	277,341,191	(5.7%)	267,519,462	279,156,044	(4.2%)
Earnings per share (in dollars)

Basic	1.01	1.14	(11.4%)	3.29	3.42	(3.8%)

Diluted	1.00	1.12	(10.7%)	3.24	3.36	(3.6%)

3.8.1. Income Tax Expense

For the three months ended June 30, 2020, income tax expense was $96.7 million compared to $108.3 million over the same period last year, while our effective tax rate increased to 27.0% from 25.9%. The increase in the income tax rate is mainly attributable to certain non-deductible acquisition-related and integration costs and restructuring costs, lower non-taxable R&D tax credits in the U.S, partly offset by a different geographical profitability mix mainly within our France and U.K. operations.

For the nine months ended June 30, 2020, income tax expense was $312.7 million compared to $325.5 million over the same period last year, while our effective tax rate increased to 26.5% from 25.7%. The increase in the income tax rate is mainly attributable to same factors identified for the quarter.

When excluding the tax effects from acquisition-related and integration costs and restructuring costs, the effective tax rate would have been 26.1% for the three months ended June 30, 2020 compared to 25.9% in the same period last year. The increase in the income tax rate was mainly attributable to the same factors identifies for the quarter.

The table in section 3.8.3. shows the year-over-year comparison of the tax rate with the impact of specific items removed.

Based on the enacted rates at the end of Fiscal 2020 and our current business mix, we expect our effective tax rate before any significant adjustments to be in the range of 25.0% to 27.0% in subsequent periods.

3.8.2. Weighted Average Number of Shares

For Q3 2020, CGI’s basic and diluted weighted average number of shares decreased compared to Q3 2019 due to the impact of the purchase for cancellation of Class A Shares, partly offset by the grant and the exercise of stock options. Please refer to note 6 of our interim condensed consolidated financial statements for additional information.

CGI Inc. - Management’s Discussion and Analysis for the three and nine months ended June 30, 2020	Page 27

3.8.3. Net Earnings and Earnings per Share Excluding Specific Items

Below is a table showing the year-over-year comparison excluding specific items namely, acquisition-related and integration costs and restructuring costs.

In thousands of CAD except for percentages and shares data	For the three months ended June 30,			For the nine months ended June 30,
	2020	2019	Change	2020	2019	Change
Earnings before income taxes	357,635	417,696	(14.4%)	1,178,685	1,264,606	(6.8%)

Add back:

Acquisition-related and integration costs	20,161	37,134	(45.7%)	71,492	50,126	42.6%

Restructuring costs	39,535	—	—%	71,156	—	—%
Earnings before income taxes excluding specific items	417,331	454,830	(8.2%)	1,321,333	1,314,732	0.5%

Margin	13.7%	14.6%		14.3%	14.4%

Income tax expense	96,728	108,333	(10.7%)	312,737	325,488	(3.9%)

Add back:

Tax deduction on acquisition-related and integration costs	1,945	9,279	(79.0%)	13,507	12,840	5.2%

Tax deduction on restructuring costs	10,250	—	—%	13,407	—	—%
Income tax expense excluding specific items	108,923	117,612	(7.4%)	339,651	338,328	0.4%

Effective tax rate excluding specific items	26.1%	25.9%		25.7%	25.7%

Net earnings excluding specific items	308,408	337,218	(8.5%)	981,682	976,404	0.5%

Net earnings margin excluding specific items	10.1%	10.8%		10.6%	10.7%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	257,936,505	272,390,289	(5.3%)	263,279,873	274,263,960	(4.0%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	261,402,229	277,341,191	(5.7%)	267,519,462	279,156,044	(4.2%)
Earnings per share excluding specific items (in dollars)

Basic	1.20	1.24	(3.2%)	3.73	3.56	4.8%

Diluted	1.18	1.22	(3.3%)	3.67	3.50	4.9%

CGI Inc. - Management’s Discussion and Analysis for the three and nine months ended June 30, 2020	Page 28

4.	Liquidity

4.1. INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

CGI’s growth is financed through a combination of cash flow from operations, drawing on our unsecured committed revolving credit facility, the issuance of long-term debt, and the issuance of equity. One of our financial priorities is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at June 30, 2020, cash and cash equivalents were $1,365.3 million. The following table provides a summary of the generation and use of cash for the three and nine months ended June 30, 2020 and 2019.

In thousands of CAD	For the three months ended June 30,			For the nine months ended June 30,
	2020	2019	Change	2020	2019	Change
Cash provided by operating activities	584,798	375,171	209,627	1,446,556	1,228,705	217,851

Cash used in investing activities	(74,700)	(603,467)	528,767	(504,457)	(856,079)	351,622

Cash provided by (used in) financing activities	552,777	(80,281)	633,058	184,896	(321,274)	506,170

Effect of foreign exchange rate changes on cash and cash equivalents	(83)	(10,230)	10,147	24,453	(10,292)	34,745

Net increase (decrease) in cash and cash equivalents	1,062,792	(318,807)	1,381,599	1,151,448	41,060	1,110,388

4.1.1. Cash Provided by Operating Activities

For the three months ended June 30, 2020, cash provided by operating activities was $584.8 million or 19.2% of revenue compared to $375.2 million or 12.0% for the same period last year. For the nine months ended June 30, 2020, cash provided by operating activities was $1,446.6 million or 15.7% of revenue compared to $1,228.7 million or 13.4% for the same period last year.

The following table provides a summary of the generation and use of cash from operating activities:

In thousands of CAD	For the three months ended June 30,			For the nine months ended June 30,
	2020	2019	Change	2020	2019	Change

Net earnings	260,907	309,363	(48,456)	865,948	939,118	(73,170)

Amortization and depreciation	150,158	101,480	48,678	413,233	295,146	118,087

Other adjustments[1]	3,620	5,354	(1,734)	13,881	27,691	(13,810)

Cash flow from operating activities before net change in non-cash working capital items	414,685	416,197	(1,512)	1,293,062	1,261,955	31,107

Net change in non-cash working capital items:

Accounts receivable, work in progress and deferred revenue	65,063	(59,653)	124,716	105,403	(52,449)	157,852

Accounts payable and accrued liabilities, accrued compensation, provisions and long-term liabilities	110,516	31,389	79,127	26,247	41,947	(15,700)

Other[2]	(5,466)	(12,762)	7,296	21,844	(22,748)	44,592

Net change in non-cash working capital items	170,113	(41,026)	211,139	153,494	(33,250)	186,744

Cash provided by operating activities	584,798	375,171	209,627	1,446,556	1,228,705	217,851

[1]	Comprised of deferred income taxes, foreign exchange loss and share-based payment costs.
[2]	Comprised of prepaid expenses and other assets, long-term financial assets, retirement benefits obligations, derivative financial instruments and income taxes.

For the three months ended June 30, 2020, the increase of $209.6 million in our cash provided by operating activities was mostly due to higher collections, the use of government deferral programs for payroll and government tax remittances and an

CGI Inc. - Management’s Discussion and Analysis for the three and nine months ended June 30, 2020	Page 29

increase of $44.5 million from the implementation of IFRS 16. This was partially offset by an increase in payments from restructuring costs.

For the nine months ended June 30, 2020, the increase of $217.9 million in our cash provided by operating activities was mostly due to higher collections, the use of government deferral programs for payroll and government tax remittances and an increase of $128.9 million from the implementation of IFRS 16. This was partially offset by an increase in payments from acquisition-related and integration costs and from restructuring costs.

4.1.2. Cash Used in Investing Activities

For the three and nine months ended June 30, 2020, $74.7 million and $504.5 million, respectively, were used in investing activities while $603.5 million and $856.1 million were used over the same periods last year, respectively.

The following table provides a summary of the use of cash from investing activities:

In thousands of CAD	For the three months ended June 30,			For the nine months ended June 30,
	2020	2019	Change	2020	2019	Change

Business acquisitions and Investment in Acando AB	(1,435)	(519,160)	517,725	(274,021)	(605,138)	331,117

Purchase of property, plant and equipment	(27,422)	(43,947)	16,525	(96,965)	(120,469)	23,504

Additions to contract costs	(17,951)	(13,443)	(4,508)	(53,679)	(47,512)	(6,167)

Additions to intangible assets	(33,872)	(26,565)	(7,307)	(84,702)	(79,555)	(5,147)

Net change in short-term investments and purchase of long-term investments	5,980	(352)	6,332	4,910	(3,405)	8,315

Cash used in investing activities	(74,700)	(603,467)	528,767	(504,457)	(856,079)	351,622

The decrease of $528.8 million in cash used in investing activities during the three months ended June 30, 2020 was mainly due to the cash used in the prior year for the acquisition of Acando, as well as a decrease in investments in leasehold improvements and computer equipment. This was partially offset by an increase in cash used for our business solutions.

The decrease of $351.6 million in cash used in investing activities during the nine months ended June 30, 2020 was mainly due to the decrease in cash used in the prior year for the acquisition of Acando, as well as a decrease of investments in leasehold improvements and computer equipment. This was partially offset by an increase in cash used for the business acquisition of SCISYS, TeraThink and Meti.

CGI Inc. - Management’s Discussion and Analysis for the three and nine months ended June 30, 2020	Page 30

4.1.3. Cash Provided by (Used in) Financing Activities

For the three and nine months ended June 30, 2020, $552.8 million and $184.9 million, respectively, were generated in financing activities while $80.3 million and $321.3 million were used over the same period last year, respectively.

The following table provides a summary of the generation and use of cash from financing activities:

In thousands of CAD	For the three months ended June 30,			For the nine months ended June 30,
	2020	2019	Change	2020	2019	Change

Net change in unsecured committed revolving credit facility	(99,748)	429,489	(529,237)	(334,371)	234,694	(569,065)

Payment of lease liabilities	(46,093)	—	(46,093)	(135,500)	—	(135,500)

Net change in long-term debt	697,052	(8,485)	705,537	1,758,284	454,850	1,303,434

	551,211	421,004	130,207	1,288,413	689,544	598,869

Repayment of debt assumed from business acquisitions	(5,011)	(1,374)	(3,637)	(28,243)	(1,374)	(26,869)

Payment for remaining shares of Acando	—	—	—	(23,123)	—	(23,123)

Purchase of Class A subordinate voting shares held in trusts	—	—	—	(55,287)	(30,740)	(24,547)

Settlement of derivative financial instruments	—	—	—	—	(1,934)	1,934

Purchase and cancellation of Class A subordinate voting shares	—	(516,532)	516,532	(1,043,517)	(1,024,112)	(19,405)

Issuance of Class A subordinate voting shares	6,577	16,621	(10,044)	46,653	47,342	(689)

Cash provided by (used in) financing activities	552,777	(80,281)	633,058	184,896	(321,274)	506,170

For the three months ended June 30, 2020, the Company received through the 2020 Term Loan an amount $707.2 million (US$500.0 million) repaid $99.7 million under the unsecured committed revolving credit facility, paid $46.1 million of lease liabilities, of which $44.5 million were related to the adoption of IFRS 16, and used $5.0 million to repay debt assumed from business acquisitions. For the three months ended June 30, 2019, we drew $429.5 million under the unsecured committed revolving credit facility to invest in our business acquisition and in the purchase for cancellation of class A Shares, while $8.5 million was used to repay long-term debt and $1.4 million to repay debt assumed from business acquisitions.

For the nine months ended June 30, 2020, the Company received through the 2020 Term Loan an amount of 1,764.7 million (US$1,250.0 million), repaid $334.4 million under our unsecured committed revolving credit facility, paid $135.5 million of lease liabilities, of which $128.9 million is related to the adoption of IFRS 16, and used $28.2 million to repay debt assumed from business acquisitions.

For the nine months ended June 30, 2019, the Company drew $234.7 million under the unsecured committed revolving credit facility and entered into a five-year unsecured committed term loan credit facility of $670.0 million (swapped into euro currency) which was in part used to repay the scheduled repayment of a tranche of the Senior U.S. unsecured notes in the amount of $187.6 million.

For the nine months ended June 30, 2020, the Company paid $23.1 million to acquire the remaining 3.9% of outstanding shares of Acando.

For the nine months ended June 30, 2020, $55.3 million was used to purchase Class A Shares in connection with the Company’s Performance Share Unit Plans (PSU Plans) compared to $30.7 million during the nine months ended June 30, 2019. More information concerning the PSU Plans can be found in note 6 of the interim condensed consolidated financial statements.

For the nine months ended June 30, 2020, $1,043.5 million was used to pay for the purchase for cancellation of 10,605,464 Class A Shares. During the three months ended June 30, 2019, $516.5 million was used to purchase 5,326,332 Class A Shares for cancellation and for the nine months ended June 30, 2019, $1,024.1 million was used to purchase 11,456,932 Class A Shares for cancellation.

CGI Inc. - Management’s Discussion and Analysis for the three and nine months ended June 30, 2020	Page 31

Finally, for the three months ended June 30, 2020, we received $6.6 million in proceeds from the exercise of stock options, while in Q3 2019, we received $16.6 million. For the nine months ended June 30, 2020, we received $46.7 million in proceeds from the exercise of stock options, compared to $47.3 million during the nine months ended June 30, 2019.

4.1.4. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents

For the three and nine months ended June 30, 2020, the effect of foreign exchange rate changes on cash and cash equivalents had an unfavourable impact of $0.1 million and had a favourable impact of $24.5 million, respectively. These amounts had no effect on net earnings as they were recorded in other comprehensive income.

CGI Inc. - Management’s Discussion and Analysis for the three and nine months ended June 30, 2020	Page 32

4.2. CAPITAL RESOURCES

As at June 30, 2020	Available

In thousands of CAD

Cash and cash equivalents	1,365,279

Short-term investments	5,822

Long-term investments	24,051

$1.5 billion unsecured committed revolving credit facility[1]	1,490,308

Total	2,885,460

[1]	As at June 30, 2020, letters of credit in the amount of $9.7 million were outstanding against the $1.5 billion unsecured committed revolving credit facility.

As at June 30, 2020, cash and cash equivalents and investments represented $1,395.2 million.

Cash equivalents include term deposits, all with maturities of 90 days or less. Short-term investments include money market securities, with initial maturities ranging from 91 days to one year. Long-term investments include corporate and government bonds with maturities ranging from one to five years, with a credit rating of A- or higher.

As at June 30, 2020, the aggregate amount of the capital resources available to the Company was $2,885.5 million. The long-term debt agreements contain covenants, which require us to maintain certain financial ratios. As at June 30, 2020, CGI was in compliance with these covenants.

Total debt increased by $456.4 million to $3,730.0 million as at June 30, 2020 compared to $3,273.6 million as at March 31, 2020. The variance was mainly due to the additional $707.2 million (US$500.0 million) received through the 2020 Term Loan, partially offset by a foreign exchange translation impact of $136.2 million and by the change in the unsecured committed revolving credit facility of $99.7 million.

As at June 30, 2020, CGI was showing a positive working capital2 of $1,156.6 million. The Company also had $1,490.3 million available under its unsecured committed revolving credit facility and is generating a significant level of cash, which CGI’s management currently considers will allow the Company to fund its operations while maintaining adequate levels of liquidity.

The tax implications and impact related to the repatriation of cash will not materially affect the Company’s liquidity.

[2]	Working capital is defined as total current assets minus total current liabilities.

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4.3. CONTRACTUAL OBLIGATIONS

We are committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. Other than the classification of operating leases to lease liabilities under IFRS 16, there have been no material changes to these obligations since our year ended September 30, 2019.

4.4. FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

We use various financial instruments to help us manage our exposure to fluctuations of foreign currency exchange rates and interest rates. Please refer to note 10 of our interim condensed consolidated financial statements for additional information on our financial instruments and hedging transactions.

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4.5. SELECTED MEASURES OF CAPITAL RESOURCES AND LIQUIDITY

As at June 30,	2020	2019

In thousands of CAD except for percentages

Reconciliation between net debt and long-term debt including the current portion:

Net debt	3,243,533	2,336,079

Add back:

Cash and cash equivalents	1,365,279	225,151

Short-term investments	5,822	—

Long-term investments	24,051	33,820

Fair value of foreign currency derivative financial instruments related to debt	(19,178)	(62,730)

Long-term debt including the current portion	4,619,507	2,532,320

Net debt to capitalization ratio	28.0%	25.2%

Return on equity	17.3%	18.1%

Return on invested capital	13.0%	15.0%

Days sales outstanding	48	52

We use the net debt to capitalization ratio as an indication of our financial leverage in order to realize our Build and Buy strategy (please refer to section 1.2 of the present document for additional information on our Build and Buy strategy). The net debt to capitalization ratio increased to 28.0% in Q3 2020 . When excluding the impact of the adoption of IFRS 16, the net debt to capitalization ratio would have been 22.2% in Q3 2020 down from 25.2% in Q3 2019, mostly due to higher capitalization mainly as a result of the 2020 Term Loan and a higher cash generation.

ROE is a measure of the return we are generating for our shareholders. ROE decreased to 17.3% in Q3 2020 from 18.1% in Q3 2019. IFRS 16 had no impacts on our ROE in Q3 2020 and the decrease of 80 basis points was mainly due to lower net earnings over the last four quarters.

ROIC is a measure of the Company’s efficiency in allocating the capital under our control to profitable investments. The return on invested capital ratio decreased to 13.0% in Q3 2020 from 15.0% in Q3 2019. When excluding the impact of IFRS 16, the ROIC ratio would have been 13.5%, a decrease of 150 basis points. The decrease in ROIC was mainly the result of lower net earnings excluding net finance costs after-tax over the last four quarters.

DSO decreased to 48 days at the end of Q3 2020 when compared to 52 days in Q3 2019. This decrease was partially offset by an unfavourable foreign exchange impact of 1 day. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from managed IT and business process services clients in advance of the work to be performed and the timing of payments related to project milestones can affect the DSO. The Company maintains a target DSO of 45 days.

4.6. GUARANTEES

In the normal course of operations, we may enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures and guarantees on government and commercial contracts.

In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as a result of breaches in our contractual obligations, representations and warranties, intellectual property right infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure of approximately $9.2 million, others do not specify a maximum amount or limited period. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its interim condensed consolidated financial statements.

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once we are

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awarded the bid. We would also be liable for the performance bonds in the event of a default in the performance of our obligations. As at June 30, 2020, we had committed a total of $31.5 million for these bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

4.7. CAPABILITY TO DELIVER RESULTS

Despite the COVID-19 impact, as outlined in section 2.6 of the present document, CGI’s management believes that the Company has sufficient capital resources coming from its cash provided by operating activities, credit facilities, long-term debt agreements and invested capital from shareholders to support ongoing business operations and execute the Build and Buy growth strategy. Our principal and most accretive uses of cash are: to invest in our business (procuring new large managed IT and business process services contracts and developing business and IP solutions); to pursue accretive acquisitions; to purchase for cancellation Class A Shares and pay down debt. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in Fiscal 2020.

To successfully implement the Company’s strategy, CGI relies on a strong leadership team, supported by highly knowledgeable members with relevant relationships and significant experience in both IT and our targeted industries. CGI fosters leadership development through the CGI Leadership Institute ensuring continuity and knowledge transfer across the organization. For key positions, a detailed succession plan is established and revised frequently.

As a Company built on human capital, our professionals and their knowledge are critical to delivering quality service to our clients. Our human resources program allows us to attract and retain the best talent as it provides competitive compensation and benefits, a favourable working environment, training programs and career development opportunities. Employee satisfaction is monitored annually through a Company-wide survey. Also, a majority of our professionals are owners of CGI through our Share Purchase Plan which, along with the Profit Participation Plan, allow them to share Company successes, further aligning stakeholder interests.

In addition to capital resources and talent, CGI has established the Management Foundation encompassing governance policies, organizational model and sophisticated management frameworks for its business units and corporate processes. This robust governance model, provides a common business language for managing all operations consistently across the globe, driving a focus on continuous improvement. CGI’s operations maintain appropriate certifications in accordance with service requirements such as the ISO and the Capability Maturity Model Integration (CMMI) certification programs.

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5.	Changes in Accounting Policies

The interim condensed consolidated financial statements for the three and nine months ended June 30, 2020 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.

ADOPTION OF ACCOUNTING STANDARDS

The following standards have been adopted by the Company on October 1, 2019:

IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16, Leases, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease agreement. The standard supersedes IAS 17, Leases, and other leases related interpretations, eliminates the lessee’s classification of leases as either operating leases or finance leases and introduces a single lessee accounting model. Lessees recognize a right-of-use asset representing its control of, and right to use, the underlying asset and a lease liability representing its obligation to make future lease payments.The Company adopted IFRS 16 using the modified retrospective method, with no restatement of comparative figures. The Company applied the new standard to contracts that were classified as leases under IAS 17 at the date of initial application. The right-of-use assets were recognized as if IFRS 16 had been applied since the commencement date for real estate leases. For all other leases, the right-of-use assets were measured at an amount equal to the lease liability adjusted by the prepaid amount and the accrued lease payment related to the lease in the balance sheet as at September 30, 2019.

The Company made use of the following practical expedients available on transition date: the definition of a lease, the use of hindsight in determining the lease term, the exclusion of initial direct costs from the measurement of the right-of-use asset at the transition date, the usage of a single incremental borrowing rate for a portfolio of leases with reasonably similar characteristics and adjusting the right-of-use assets for any onerous lease provisions as an alternative to an impairment review.

The adoption of IFRS 16 resulted in a material increase to the Company’s assets and liabilities through the recognition of right-of-use assets and lease liabilities. Please refer to note 3 of our interim condensed consolidated financial statements for additional information.

Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest rate benchmark reform

In September 2019, the IASB has amended some of its requirements to address the uncertainty arising from the planned phasing out of interest-rate benchmarks such as interbank offered rates (IBORs). The amendments provide temporary relief from applying specific hedge accounting requirements affected by the interest rate benchmark reform. The amendments impact IFRS 9 Financial instruments, IAS 39 Financial instruments: Recognition and measurement and IFRS 7 Financial instruments: Disclosures. The amendments come into effect for annual periods beginning on or after January 1, 2020 but early adoption is permitted. The Company elected to early adopt the Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest rate benchmark reform as at October 1, 2019 and applied retrospectively the reform to hedging relationship that existed on the application date and to the amount accumulated in the cash flow hedge reserve at that date.

The Company has a debt expiring in December 2023 with a principal amount of US$500.0 million bearing interest based on the 1 month USD LIBOR rate. The debt has a carrying value of $680.5 million as at June 30, 2020. The Company has entered into cross-currency interest rate swaps with aggregate notional amounts of US$500.0 million maturing on the same date as the debt (the hedging instruments) on which it receives interest based on the same 1 month USD LIBOR rate. The cross-currency interest rate swaps were designated as cash flow hedge for the debt.

During the three months ended June 30, 2020, the Company amended and restated the 2020 Term Loan entered into during the previous reporting period and expiring in March 2022, to increase the principal amount by US$500.0 million to a total principal amount of US$1,250.0 million, please refer to note 10 of our interim condensed consolidated financial statements

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for additional information. The 2020 Term Loan bears interest based on the 1 month USD LIBOR rate and has a carrying value of $1,700.5 million as at June 30, 2020.

The Company is planning to renegotiate the terms of the debts and the swaps to replace the related LIBOR elements once a replacement rate for LIBOR is known. Until then, the Company assumes that the LIBOR interest rates used for the settlements on the debts and the swaps will continue to be available beyond the planned phase out date at the end of December 2021.

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6.	Critical Accounting Estimates

The Company’s significant accounting policies are described in note 3 of the audited consolidated financial statements for the year ended September 30, 2019. Certain of these accounting policies, listed below, require management to make accounting estimates and judgements that affect the reported amounts of assets, liabilities and equity and the accompanying disclosures at the date of the interim condensed consolidated financial statements as well as the reported amounts of revenue and expenses during the reporting period. These accounting estimates are considered critical because they require management to make subjective and/or complex judgements that are inherently uncertain and because they could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

The uncertainties around the outbreak of the novel strain of the coronavirus, specifically identified as COVID-19 pandemic required the use of judgements and estimates which resulted in no material impacts, outside of the restructuring costs, for the period ended June 30, 2020. The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant risk of material adjustments to the following items listed below.

Areas impacted by estimates	Consolidated balance sheets		Consolidated statements of earnings

		Revenue	Cost of services, selling and administrative	Amortization and depreciation	Net finance Costs	Income taxes

Revenue recognition[1]	✓	✓	✓

Goodwill impairment	✓			✓

Right-of-use assets	✓			✓	✓

Business combinations	✓	✓	✓			✓

Income taxes	✓					✓

Litigation and claims	✓	✓	✓

[1]	Affects the balance sheet through accounts receivable, work in progress and deferred revenue.

Revenue recognition

Relative selling price

If an arrangement involves the provision of multiple performance obligations, the total arrangement value is allocated to each performance obligation based on its relative stand-alone selling price. At least on a yearly basis, the Company reviews its best estimate of the stand-alone selling price which is established by using a reasonable range of prices for the various services and solutions offered by the Company based on local market information available. Information used in determining the range is mainly based on recent contracts signed and the economic environment. A change in the range could have a material impact on the allocation of total arrangement value, and therefore on the amount and timing of revenue recognition.

System integration and consulting services under fixed-fee arrangements

Revenue from systems integration and consulting services under fixed-fee arrangements is recognized using the percentage-of-completion method over time, as the Company has no alternative use for the asset created and has an enforceable right to payment for performance completed to date. The Company primarily uses labour costs or labour hours to measure the progress towards completion. Project managers monitor and reevaluate project forecasts on a monthly basis. Forecasts are reviewed to consider factors such as: changes to the scope of the contracts, delays in reaching milestones and new complexities in the project delivery. Forecasts can also be affected by market risks such as the availability and retention of qualified IT professionals and/or the ability of the subcontractors to perform their obligation within agreed upon budget and timeframes. To the extent that actual labour hours or labour costs could vary from estimates, adjustments to revenue following the review

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of the costs to complete on projects are reflected in the period in which the facts that give rise to the revision occur. Whenever the total costs are forecasted to be higher than the total revenue, a provision for onerous revenue-generating contract is recorded.

Goodwill impairment

The carrying value of goodwill is tested for impairment annually or if events or changes in circumstances indicate that the carrying value may be impaired. In order to determine if a goodwill impairment test is required, management reviews different factors on a quarterly basis such as changes in technological or market environment, changes in assumptions used to derive the weighted average cost of capital and actual financial performance compared to planned performance.

The recoverable amount of each segment has been determined based on its value in use calculation which includes estimates about their future financial performance based on cash flows approved by management. However, factors such as our ability to continue developing and expanding service offered to address emerging business demands and technology trends, a lengthened sales cycle and our ability to hire and retain qualified IT professionals affect future cash flows, and actual results might differ from future cash flows used in the goodwill impairment test. Key assumptions used in goodwill impairment testing are presented in note 11 of the audited consolidated financial statements for the fiscal year ended September 30, 2019. Historically, the Company has not recorded an impairment charge on goodwill.

For the period ended June 30, 2020, in relation with the uncertainties related to COVID-19, the Company assessed qualitative and quantitative indicators of impairment and concluded that a goodwill impairment test was required for the Scandinavia operating unit. The test resulted in no impairment.

Right-of-use assets

Estimates of the lease term

The Company estimates the lease term in order to calculate the value of the lease liability at the initial date of the lease. Management uses judgement to determine the appropriate lease term based on the conditions of each lease. To determine the term, the Company considers all factors that create economic incentives to exercise an extension or a termination option. The extension or termination options are only included in the lease term if it is reasonably certain of being exercised. Management considers all facts that create incentive to exercise an extension option or not to take a termination option including leasehold improvements, significant modification of the underlying asset or a business decision.

Discount Rate for leases

The discount rate is used to determine the initial carrying amount of the lease liabilities and the right-of-use assets. The Company estimates the incremental borrowing rate for each lease or portfolio of leased assets, as most of the implicit interest rates in the leases are not readily determinable. To calculate the incremental borrowing rate, the Company considers its credit worthiness, the term of the arrangement, any collateral received and the economic environment. The incremental borrowing rates are subject to change mainly due to changes in the economic environment.

A change in the assumptions used to determine the lease term could result in a significant impact on the right-of-use assets and the lease liabilities presented in the balance sheet as well as in the depreciation of the right-of-use asset and interest expense on lease liability.

Business combinations

Management makes assumptions when determining the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed which involve estimates, such as the forecasting of future cash flows, discount rates, and the useful lives of the assets acquired.

Additionally, judgement is required in determining whether an intangible asset is identifiable, and should be recorded separately from goodwill.

Changes in the above assumptions, estimates and judgements could affect our acquisition-date fair values and therefore could have material impacts on our interim condensed consolidated financial statements. These changes are recorded as

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part of the purchase price allocation and therefore result in corresponding goodwill adjustments if they occurred during the measurement period, not exceeding one year. All other subsequent changes are recorded in our consolidated statement of earnings.

Income taxes

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available for their utilization. The Company considers the analysis of forecast and future tax planning strategies. Estimates of taxable profit are made based on the forecast by jurisdiction which are aligned with goodwill impairment testing assumptions, on an undiscounted basis. In addition, management considers factors such as substantively enacted tax rates, the history of the taxable profits and availability of tax strategies. Due to the uncertainty and the variability of the factors mentioned above, deferred tax assets are subject to change. Management reviews its assumptions on a quarterly basis and adjusts the deferred tax assets when appropriate.

The Company is subject to taxation in numerous jurisdictions and there are transactions and calculations for which the ultimate tax determination is uncertain which occurs when there is uncertainty as to the meaning of the law, or to the applicability of the law to a particular transaction or both. In those circumstances, the Company might review administrative practice, consult tax authorities or advisors on the interpretation of tax legislation. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable. The provision for uncertain tax position is made using the best estimate of the amount expected to be paid based on qualitative assessments of all relevant factors and is subject to change. The review of assumptions is done on a quarterly basis.

Litigation and claims

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome. Management reviews assumptions and facts surrounding outstanding litigation and claims on a quarterly basis, involves external counsel when necessary and adjusts the provision accordingly. The Company has to be compliant with applicable law in many jurisdictions which increases the complexity of determining the adequate provision following a litigation review. Since the outcome of such litigation and claims is not predictable with assurance, those provisions are subject to change. Adjustments to litigation and claims provisions are reflected in the period when the facts that give rise to an adjustment occur.

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7.	Integrity of Disclosure

The Board of Directors has the responsibility under its charter and under the securities laws that govern CGI’s continuous disclosure obligations to oversee CGI’s compliance with its continuous and timely disclosure obligations, as well as the integrity of the Company’s internal controls and management information systems. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee.

The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of National Instrument 52-110 adopted by the Canadian Securities Administrators as well as those of the New York Stock Exchange (NYSE) and the U.S. Securities and Exchange Commission. The role and responsibilities of the Audit and Risk Management Committee include: (i) reviewing public disclosure documents containing audited or unaudited financial information concerning CGI; (ii) identifying and examining material financial and operating risks to which the Company is exposed, reviewing the various policies and practices of the Company that are intended to manage those risks, and reporting on a regular basis to the Board of Directors concerning risk management; (iii) reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting; (iv) reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness; (v) reviewing the adequacy of CGI’s internal audit resources including the mandate and objectives of the internal auditor; (vi) recommending to the Board of Directors the appointment of the external auditor, assessing the external auditor’s independence, reviewing the terms of their engagement, conducting an annual auditor’s performance assessment, and pursuing ongoing discussions with them; (vii) reviewing related party transactions in accordance with the rules of the NYSE and other applicable laws and regulations; (viii) reviewing the audit procedures including the proposed scope of the external auditor’s examinations; and (ix) performing such other functions as are usually attributed to audit committees or as directed by the Board of Directors. In making its recommendation to the Board of Directors in relation to the annual appointment of the external auditor, the Audit and Risk Management Committee conducts an annual assessment of the external auditor’s performance following the recommendations of the Chartered Professional Accountants of Canada. The formal assessment is concluded in advance of the Annual General Meeting of Shareholders and is conducted with the assistance of key CGI personnel.

The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. As at September 30, 2019, management evaluated, under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as defined under National Instrument 52-109 adopted by the Canadian Securities Administrators and in Rule 13 (a)-15(e) under the U.S. Securities Exchange Act of 1934, as amended. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at September 30, 2019.

The Company has also established and maintains internal control over financial reporting, as defined under National Instrument 52-109 and in Rule 13(a)-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and Chief Financial Officer, and effected by management and other key CGI personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Management evaluated, under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, the effectiveness of the Company’s internal control over financial reporting as at September 30, 2019, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management, under the supervision of and

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with the participation of the Chief Executive Officer as well as the Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as at September 30, 2019.

For the quarter ended June 30, 2020, there was no change in our internal control over financial reporting that materially affected, or is reasonably likely to materially affect the Company’s internal controls over financial reporting.

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8.	Risk Environment

8.1. RISKS AND UNCERTAINTIES

While we are confident about our long-term prospects, a number of risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth. The following risks and uncertainties should be considered when evaluating our potential as an investment.

8.1.1. External Risks

Economic and political risk

Economic and political conditions in the markets in which we operate have a bearing upon the results of our operations, directly and through their effect on the level of business activity of our clients. We can neither predict the impact that current economic and political conditions will have on our future revenue, nor predict changes in economic conditions or future political uncertainty. The level of activity of our clients and potential clients may be affected by an economic downturn or political uncertainty. Clients may cancel, reduce or defer existing contracts and delay entering into new engagements and may decide to undertake fewer IT systems projects resulting in limited implementation of new technology and smaller engagements. Since there may be fewer engagements, competition may increase and pricing for services may decline as competitors may decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Economic downturns and political uncertainty makes it more difficult to meet business objectives and may divert management’s attention and time from operating and growing our business. Our business, results of operations and financial condition could be negatively affected as a result of these factors.

Other external risks

Additional external risks that could adversely impact the markets in which we operate, our industry and our business include terrorism, armed conflict, labour or social unrest, criminal activity, regional and international hostilities and international responses to these hostilities, and disease, illness or health emergencies that affect local, national or international economies. Additionally, the potential impacts of climate change are unpredictable and natural disasters, sea-level rise, floods, droughts or other weather-related events present additional external risks. Climate change risks can arise from physical risks (risks related to the physical effects of climate change) and transition risks (risks related to regulatory, legal, technological and market changes from a transition to a low-carbon economy) which may affect us or affect the financial viability of our clients leading to a reduction of demand and loss of business from such clients. Each of these risks could negatively impact our business, results of operation and financial condition.

Pandemic risks

A pandemic, including the COVID-19 pandemic, can create significant volatility and uncertainty and economic disruption. A pandemic poses the risk that our members, clients, contractors and business partners may be prevented from conducting business activities for an indefinite period, including the transmission of the disease or due to emergency measures or restrictions that may be requested or mandated by governmental authorities. The COVID-19 pandemic has resulted in governments worldwide enacting emergency measures to combat the spread of the virus, including the implementation of travel bans, self-imposed quarantine periods and social distancing. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These emergency measures and restrictions, and future measures and restrictions taken in response to the COVID-19 pandemic or other pandemics, have and may cause, material disruptions to businesses globally and are likely to have an adverse impact on global economic conditions and consumer confidence and spending, which could materially adversely affect our business. A pandemic, including the COVID-19 pandemic, may affect the financial viability of our clients, and could cause them to exit certain business lines, or change the terms on which they are willing to purchase services and solutions. Clients may also slow down decision-making, delay planned work, seek to terminate existing agreements, not renew existing agreements or be unable to pay us in accordance with the terms of existing agreements. As a result of increased remote working arrangements due to a pandemic, the exposure

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to, and reliance on, networked systems and the internet can increase. This can lead to increased risk and frequency of cybersecurity incidents. Cybersecurity incidents can result from unintentional events or deliberate attacks by insiders or third parties, including cybercriminals, competitors, nation-states, and hacktivists. Any of these events could cause or contribute to risk and uncertainty and could adversely affect our business, results of operations and financial condition.

As a result of the COVID-19 pandemic, global equity and capital markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 pandemic are unknown at this time, as is the efficacy of the government and central bank interventions. The extent to which the COVID-19 pandemic impacts our future business, including our operations and the market for our securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the COVID-19 pandemic. It is not possible to reliably estimate the length and severity of these developments or the negative impact on our financial results, share price and financial condition in future periods. Many of the risks, uncertainties and other risk factors identified are, and will be, amplified by the COVID-19 pandemic.

8.1.2. Risks Related to our Industry

The competition for contracts

CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing and sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.

We derive significant revenue from contracts awarded through competitive bidding processes, which limit the Company’s ability to negotiate certain contractual terms and conditions. Risks related to competitive bidding processes also involve substantial cost and managerial time and effort spent by the Company to prepare bids and proposals for contracts that may or may not be awarded to the Company, as well as expenses and delays that may arise if the Company’s competitors protest or challenge awards made to the Company pursuant to competitive bidding processes.

The availability and retention of qualified IT professionals

There is strong demand for qualified individuals in the IT industry. Hiring and retaining a sufficient amount of individuals with the desired knowledge and skill set may be difficult. Therefore, it is important that we remain able to successfully attract and retain highly qualified professionals and establish an effective succession plan. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. If our succession plan fails to identify those with potential or to develop these key individuals, we may be unable to replace key members who retire or leave the Company and may be required to recruit and/or train new employees. This might result in lost revenue or increased costs, thereby putting pressure on our net earnings.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends

The rapid pace of change in all aspects of IT and the continually declining costs of acquiring and maintaining IT infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services and solutions. The

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markets in which we operate are extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner nor that we will be able to penetrate new markets successfully. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, net earnings and resulting cash flow from operations.

Infringing on the intellectual property rights of others

Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client (see guarantees risk). Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Protecting our intellectual property rights

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Although CGI takes reasonable steps (e.g. available copyright protection and, in some cases, patent protection) to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Benchmarking provisions within certain contracts

Some of our managed IT and business process services contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in a peer comparison group. The uniqueness of the client environment should be factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services. There can be no assurance that benchmarks will produce accurate or reliable data, including pricing data. This may result in pressure on our revenue, net earnings and resulting cash flow from operations.

8.1.3. Risks Related to our Business

Risks associated with our growth strategy

CGI’s Build and Buy strategy is founded on four pillars of growth: first, organic growth through smaller contract wins, renewals and extensions in the areas of managed IT and business process services and system integration; second, the pursuit of new large long-term managed IT and business process services contracts; third, acquisitions of smaller firms or niche players; and fourth, large transformational acquisitions.

Our ability to achieve organic growth is affected by a number of factors outside of our control, including a lengthening of our sales cycle for major managed IT and business process services contracts.

Our ability to grow through niche and transformational acquisitions requires that we identify suitable acquisition targets that we correctly evaluate their potential as transactions that will meet our financial and operational objectives, and that we successfully integrate them into our business. There can, however, be no assurance that we will be able to identify suitable

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acquisition targets and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected.

If we are unable to implement our Build and Buy strategy, we will likely be unable to maintain our historic or expected growth rates.

The variability of financial results

Our ability to maintain and increase our revenue is affected not only by our success in implementing our Build and Buy strategy, but also by a number of other factors, which could cause the Company’s financial results to fluctuate. These factors include: (i) our ability to introduce and deliver new services and business solutions; (ii) our potential exposure to a lengthened sales cycle; (iii) the cyclicality of the purchases of our technology services and solutions; (iv) the nature of our client’s business (for example, if a client encounters financial difficulty (including as a result of external risks such as climate change or a pandemic), it may be forced to cancel, reduce or defer existing contracts with us); and (v) the structure of our agreements with clients (for example, some of CGI’s agreements with clients contain clauses allowing the clients to benchmark the pricing of services provided by CGI against the prices offered by other providers). These, and other factors, make it difficult to predict financial results for any given period.

Business mix variations

The proportion of revenue that we generate from shorter-term system integration and consulting projects (SI&C), versus revenue from long-term managed IT and business process services contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations, as the revenue from SI&C projects does not provide long-term consistency in revenue.

The financial and operational risks inherent in worldwide operations

We manage operations in numerous countries around the world including offshore delivery centers. The scope of our operations (including our offshore delivery centers) subjects us to issues that can negatively impact our operations, including: currency fluctuations (see foreign exchange risk); the burden of complying with a wide variety of national and local laws (see regulatory risk); the differences in and uncertainties arising from local business culture and practices; and political, social and economic instability. Any or all of these risks could impact our global business operations and cause our profitability to decline.

Organizational challenges associated with our size

Our culture, standards, core values, internal controls and our policies need to be instilled across newly acquired businesses as well as maintained within our existing operations. To effectively communicate and manage these standards throughout a large global organization is both challenging and time consuming. Newly acquired businesses may be resistant to change and may remain attached to past methods, standards and practices which may compromise our business agility in pursuing opportunities. Cultural differences in various countries may also present barriers to introducing new ideas or aligning our vision and strategy with the rest of the organization. If we cannot overcome these obstacles in maintaining a strategic bond throughout the Company worldwide, we may not be able to achieve our growth and profitability objectives.

Taxes and tax credit programs

In estimating our income tax payable, management uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that our tax benefits or tax liability will not materially differ from our estimates or expectations. The tax legislation, regulation and interpretation that apply to our operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which we operate. Moreover, our tax returns are continually subject to review by applicable tax authorities and we are subject to ongoing audits, investigations and tax proceedings in various jurisdictions. These tax authorities determine the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that we may ultimately recognize. Tax authorities have disagreed and may in the future disagree with our income tax positions and are taking increasingly aggressive positions in respect of income tax positions, including with respect to intercompany transactions.

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Our effective tax rate in the future could be adversely affected by challenges to intercompany transactions, changes in the value of deferred tax assets and liabilities, changes in tax law or in their interpretation or enforcement, changes in the mix of earnings in countries with differing statutory tax rates, the expiration of tax benefits and changes in accounting principles. Tax rates in the jurisdictions in which we operate may change as a result of shifting economic conditions and tax policies.

A number of countries in which the Company does business have implemented, or are considering implementing, changes in relevant tax, accounting and other laws, regulations and interpretations and the overall tax environment has made it increasingly challenging for multinational corporations to operate with certainty about taxation in many jurisdictions.

Any of the above factors could have a material adverse effect on our net income or cash flow by affecting our operations and profitability, our effective tax rate, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses.

Benefits obtained from government sponsored programs

We benefit from government sponsored programs designed to support research and development, labour and economic growth in jurisdictions where we operate. Government programs reflect government policy and depend on various political and economic factors. There can be no assurance that such government programs will continue to be available to the Company in the future, or will not be reduced, amended or eliminated. Any future government program reductions or eliminations or other amendments to the tax credit programs could increase operating or capital expenditures incurred by the Company and have a material adverse effect on its net earnings or cash flow.

Credit risk with respect to accounts receivable and work in progress

In order to sustain our cash flow from operations, we must invoice and collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected from clients, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients and to collect the amounts owed to the Company for our services correctly in a timely manner, our collections could suffer, which could materially adversely affect our revenue, net earnings and cash flow. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions

Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ IT needs are served by another service provider or are provided by the successor company’s own personnel. Growth in a client’s IT needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.

Early termination risk

If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog of orders. In addition, a number of our managed IT and business process services contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of these agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

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Cost estimation risks

In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term managed IT and business process services contracts, which can be based on a client’s bid specification, sometimes in advance of the final determination of the full scope and design of the contract. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated efforts to be incurred over the duration of the respective contract. These estimates reflect our best judgement regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (CPMF), a framework that contains high standards of contract management to be applied throughout the Company. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfill our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have a material adverse effect on our expected net earnings.

Risks related to teaming agreements and subcontracts

We derive revenue from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to continue to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, if we fail to maintain our relationship with these providers or if our relationship with these providers is otherwise impaired, our business, prospects, financial condition and operating results could be materially adversely affected.

Our partners’ ability to deliver on their commitments

Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfill our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which could have an unfavourable impact on our profitability.

Guarantees risk

In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and managed IT and business process services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Risk related to human resources utilization rates

In order to maintain our net earnings, it is important that we maintain the appropriate availability of professional resources in each of our geographies by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring programs appropriately. To the extent that we fail to do so, or to the extent that laws and regulations restrict our ability to do so, our utilization rates may be reduced; thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.

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Client concentration risk

We derive a significant portion of our revenue from the services we provide to various U.S. federal government departments and agencies. We expect that this will continue for the foreseeable future. There can be, however, no assurance that each such U.S. federal government department and agency will continue to utilize our services to the same extent, or at all in the future. In the event that a major U.S. federal government department or agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other U.S. federal government departments or agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected. Although IFRS considers a national government and its departments and agencies as a single client, our client base in the U.S. government economic sector is in fact diversified with contracts from many different departments and agencies.

Government business risk

Changes in government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are: the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Regulatory risk

Our global operations require us to be compliant with laws and regulations in many jurisdictions on matters such as: anti-corruption, trade restrictions, immigration, taxation, securities, antitrust, data privacy, labour relations, and the environment, amongst others. Complying with these diverse requirements worldwide is a challenge and consumes significant resources. The laws and regulations frequently change and some may impose conflicting requirements which may expose us to penalties for non-compliance and harm our reputation. Furthermore, in some jurisdictions, we may face the absence of effective laws and regulations to protect our intellectual property rights and there may be restrictions on the movement of cash and other assets, on the import and export of certain technologies, and on the repatriation of earnings. Any or all of these risks could impact our global business operations and cause our profitability to decline.

Our business with the U.S. federal government departments and agencies also requires that we comply with complex laws and regulations relating to government contracts. These laws and regulations relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among other matters. For instance, we are routinely subject to audits by U.S. government departments and agencies with respect to compliance with these rules. If we fail to comply with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.

Legal claims made against our work

We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could materially adversely affect our business, operating results and financial condition, and may negatively affect our professional reputation. While we typically use reasonable efforts to include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop, we may not

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always be able to include such provisions and, where we are successful, such provisions may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Data protection and infrastructure risks

Our business often requires that our clients’ applications and information, which may include their proprietary information and personal information they manage, be processed and stored on our networks and systems, and in data centers that we manage. We also process and store proprietary information relating to our business, and personal information relating to our members. The Company is subject to numerous laws and regulations designed to protect information, such as the European Union’s General Data Protection Regulation (GDPR), various laws and regulations in Canada, the U.S. and other countries in which the Company operates governing the protection of health or other personally identifiable information and data privacy. These laws and regulations are increasing in number and complexity and are being adopted and amended with greater frequency, which results in greater compliance risk and cost. The potential financial penalties for non-compliance with these laws and regulations have significantly increased with the adoption of the GDPR. The Company’s Chief Data Protection Officer oversees the Company’s compliance with the laws that protect the privacy of personal information. The Company faces risks inherent in protecting the security of such personal data which have grown in complexity, magnitude and frequency in recent years. Digital information and equipment are subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result of those risks, or upon an equipment or system malfunction. The causes of such failures include human error in the course of normal operations (including from advertent or inadvertent actions or inactions by our members), maintenance and upgrading activities, as well as hacking, vandalism (including denial of service attacks and computer viruses), theft, and unauthorized access, as well as power outages or surges, floods, fires, natural disasters and many other causes. The measures that we take to protect against all information infrastructure risks, including both physical and logical controls on access to premises and information may prove in some circumstances to be inadequate to prevent the improper disclosure, loss, theft, misappropriation of, unauthorized access to, or destruction of client information, or service interruptions. Such events may expose the Company to financial loss arising from the costs of remediation and those arising from litigation from our clients and third parties (including under the laws that protect the privacy of personal information), claims and damages, as well as expose the Company to government sanctions and damage to our brand and reputation.

Security and cybersecurity risks

In the current environment, the volume, velocity and creativity of security threats and cyber attacks continue to grow, this includes criminal hackers, hacktivists, state sponsored organizations, industrial espionage, employee misconduct, and human or technological error. As a worldwide IT and business consulting firm providing services to both the private and public sectors, we process and store increasingly large amounts of data for our clients, including proprietary information and personal information. Consequently, our business could be negatively impacted by physical and cyber threats, which could affect our future sales and financial position or increase our costs and expenses.

An unauthorized disclosure of sensitive or confidential client or member information, including cyber-attacks or other security breaches, could cause a loss of data, give rise to remediation or other expenses, expose us to liability under federal and state laws, and subject us to litigation and investigations, which could have an adverse effect on our business, cash flows, financial condition and results of operations. These security risks to the Company include potential attacks not only of our own solutions, services and systems, but also those of our clients, contractors, business partners, vendors and other third parties. Any local issue in a Business Unit could have a global impact on the entire company , thus visibility and timely escalation on potential issues are key.

The Company’s Chief Security Officer is responsible for overseeing the security of the Company. We seek to detect and investigate all security incidents and to prevent their occurrence or recurrence, by: (i) developing and regularly reviewing policies and standards related to information security, data privacy, physical security and business continuity; (ii) monitoring the Company’s performance against these policies and standards; (iii) developing strategies intended to seek to mitigate the Company’s risks, including through security trainings for all employees to increase awareness of potential cyber threats; (iv) implementing security measures to ensure an appropriate level of control based on the nature of the information and the inherent risks attached thereto, including through access management, security monitoring and testing to mitigate and help

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detect and respond to attempts to gain unauthorized access to information systems and networks; and (v) working with the industry and governments against cyber threats. However, because of the evolving nature and sophistication of these security threats, there can be no assurance that our safeguards will detect or prevent the occurrence of material cyber breaches, intrusions or attacks.

We are regularly the target of attempted cyber and other security threats and must continuously monitor and develop our information technology networks and infrastructure to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a security impact. If security protection does not evolve at the same pace as threats, a growing gap on our level of protection will be created. Technology evolution and global trends like digital transformation, cloud and mobile computing amongst others are disrupting the security operating model, thus security should evolve to address new relevant security requirements and build new capabilities to address the changes. Increasing detection and automated response capabilities are key to improve visibility and contain any negative potential impact. Automating security processes and integrating with IT, business and security solutions could address shortage of technical security staff and avoid introducing human intervention and errors.

Insider or employee cyber and security threats are increasingly a concern for all large companies, including ours. CGI is continuously working to install new, and upgrade its existing, information technology systems and provide member awareness training around phishing, malware, and other cyber risks to ensure that the Company is protected, to the greatest extent possible, against cyber risks and security breaches. While CGI selects third-party vendors carefully, it does not control their actions. Any problems caused by these third parties, including those resulting from breakdowns or other disruptions in communication services provided by a vendor, failure of a vendor to handle current or higher volumes, cyber-attacks and security breaches at a vendor could adversely affect the our ability to deliver solutions and services to our customers and otherwise conduct business. Furthermore, while our liability insurance policy covers cyber risks, there is no assurance that such insurance coverage will be sufficient in type or amount to cover the costs, damages, liabilities or losses that could result from security breaches, cyber-attacks and other related breaches. As the cyber threat landscape evolves, the Company may find it necessary to make further significant investments to protect data and infrastructure. Occurrence of any of the aforementioned security threats could expose the Company, our clients or other third parties to potential liability, litigation, and regulatory action, as well as the loss of client confidence, loss of existing or potential clients, loss of sensitive government contracts, damage to brand and reputation, and other financial loss.

Risk of harm to our reputation

CGI’s reputation as a capable and trustworthy service provider and long-term business partner is key to our ability to compete effectively in the market for IT services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and net earnings.

Risks associated with the integration of new operations

The successful integration of new operations arising from our acquisition strategy or from large managed IT and business process services contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing uniform standards, controls, procedures and policies across new operations when harmonizing their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.

Internal controls risks

Due to the inherent limitations of internal controls including the circumvention or overriding of controls, or fraud, there can only be reasonable assurance that the Company’s internal controls will detect and prevent a misstatement. If the Company is

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unable to design, implement, monitor and maintain effective internal controls throughout its different business environments, the efficiency of our operations might suffer, resulting in a decline in revenue and profitability, and the accuracy of our financial reporting could be impaired.

Liquidity and funding risks

The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as through business acquisitions. In the event we would need to raise additional funds through equity or debt financing to fund any currently unidentified or unplanned future acquisitions and other growth opportunities, there can be no assurance that such financing will be available in amounts and on terms acceptable to us. Our ability to raise the required funding depends on the capacity of the capital markets to meet our equity and/or debt financing needs in a timely fashion and on the basis of interest rates and/or share prices that are reasonable in the context of our commercial objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our additional liquidity requirements are all factors that may have a material adverse effect on any acquisitions or growth activities that we may, in the future, identify or plan. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.

Foreign exchange risk

The majority of our revenue and costs are denominated in currencies other than the Canadian dollar. Foreign exchange fluctuations impact the results of our operations as they are reported in Canadian dollars. This risk is partially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency and through the use of derivatives in our global hedging strategy. However, as we continue our global expansion, natural hedges may begin to diminish and the use of hedging contracts exposes us to the risk that financial institutions could fail to perform their obligations under our hedging instruments. Furthermore, there can be no assurance that our hedging strategy and arrangements will offset the impact of fluctuations in currency exchange rates, which could materially adversely affect our business revenues, results of operations, financial condition or prospects. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.

Our functional and reporting currency is the Canadian dollar. As such, our U.S., European and Asian investments, operations and assets are exposed to net change in currency exchange rates. Volatility in exchange rates could have an adverse effect on our business, financial condition and results of operations.

8.2. LEGAL PROCEEDINGS

The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse effect on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

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Transfer Agent

Computershare Investor Services Inc.

(800) 564-6253

Investor Relations

Lorne Gorber

Executive Vice-President, Investor and Public Relations

Telephone: (514) 841-3355

lorne.gorber@cgi.com

1350 René-Lévesque Boulevard West

25th Floor

Montréal, Quebec

H3G 1T4

Canada

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